U.S. SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                            FORM 10SB-A/2

              GENERAL FORM FOR REGISTRATION OF SECURITIES
                       OF SMALL BUSINESS ISSUERS

                    Under Section 12(b) or 12(g) of
                  The Securities Exchange Act of 1934


                  FILM AND MUSIC ENTERTAINMENT, INC.
         ----------------------------------------------------
        (Exact name of registrant as specified in its charter)


                               O-51164
                         --------------------
                            (SEC File No.)

             NEVADA                              01-0802-246
   -------------------------------            -------------------
   (State or other jurisdiction of             (I.R.S. Employer
   incorporation or organization)             Identification No.)

5670 Wilshire Boulevard, Suite 1690, Los Angeles, California     90036
------------------------------------------------------------   ----------
(Address of registrant's principal executive offices)          (Zip Code)


                            (323) 904-5200
         ----------------------------------------------------
         (Registrant's Telephone Number, Including Area Code)



     Securities to be registered under Section 12(b) of the Act:


Title of Each Class                        Name of Each Exchange on which
to be so Registered:                       Each Class is to be Registered:
--------------------                       -------------------------------

        None                                        Not Applicable



   Securities to be registered under Section 12(g) of the Act:

                  Common Stock, Par Value $.001
                  -----------------------------
                        (Title of Class)

                           Copies to:
                           ----------

                      Geoffrey T. Chalmers,
                         33 Broad Street
                        Boston, MA 02109
                         (617) 523-1960
                      (617) 227-3709 (fax)

             Exhibit Index is specified on Page 22

               FILM AND MUSIC ENTERTAINMENT, INC.


                       a Nevada corporation

                       Index to Form 10-SB

Item Number and Caption                                        Page
-----------------------                                        ----

1.    Description of Business                                    3

2.    Management's Discussion and Analysis of Financial
      Condition and Results of Operations                        12

3.    Description of Property                                    13

4.    Security Ownership of Certain Beneficial Owners and
      Management                                                 14

5.    Directors, Executive Officers, Promoters and Control
      Persons                                                    15

6.    Executive Compensation - Remuneration of Directors and
      Officers                                                   17

7.    Certain Relationships and Related Transactions             17

8.    Description of Securities                                  17




                             PART II


1.    Market Price of and Dividends on the Registrant's
      Common Equity and Related Stockholder Matters              18

2.    Legal Proceedings                                          19

3.    Changes in and Disagreements with Accountants              20

4.    Recent Sales of Unregistered Securities                    20

5.    Indemnification of Directors and Officers                  21




                            PART F/S

Financial Statements F-1 through F-34 Exhibits to Financial
Statements F-35 through F-38

                            PART III

1. Index to Exhibits 22

                          Signatures 23

                             PART I

Item 1. Description of Business.

Film and Music Entertainment ("FAME" or the "Company") is a Nevada Corporation listed on the Pink Sheets (FLME:PK). The Company was originally incorporated in Nevada on January 3, 1996 as Imporex Investment Corp. The Company changed its name to DVBS, Inc. on March 21, 2000 and again changed its name to Pervasys, Inc. on October 25, 2000. The Company focused on developing streaming video technology until 2000 when it shut down significant operations and became effectively inactive. In 2003 John Daly joined the Board and became President. Under his direction we re-focused on entertainment and on May 21, 2003 changed the Company name to Film and Music Entertainment, Inc.

On May 4, 2004 we announced that we had concluded a $5 million private placement of our Common Stock to Lesteron Limited, a private investment firm located in the British Virgin Islands. Under the terms of the agreement Lesteron received 50,000,000 shares of our restricted Common Stock and nominated two members to the Board of Directors, the brothers Ilya and Arkady Golubovich. See Item 4. "Recent Sales of Unregistered Securities."

In 2004 , we developed our first feature film: "The Aryan Couple" which began limited release in November, 2005 with wider release planned for early 2006. The Company also has two feature films in post-production; "Played" and "Moonpie'. See Item 1 ,
"Description of the Business - Films in Distribution."

Prior to 2004 the following major events occurred: In May, 2003 we acquired two private companies, Myrob Properties, Inc., a California corporation, and East Mojave Corporation, a Nevada corporation. Among the assets acquired in these transactions were rights in real estate located in California and Arizona. See Item 3, "Description of Property" and Item 7, "Certain Relationships and Related Transactions."

Also,in October, 2003 we purchased all the outstanding stock of Miracle Productions Inc. ("Miracle"), a California corporation newly formed to receive from Miracle Entertainment, Inc. (MEMI:PK ) ("MEI") certain of MEI's current film options, production and distribution rights. Mr. John Daly, who is the Company's Chairman, President and CEO was at the time also the President of MEI. After the acquisition Miracle changed its name to Celebration Productions, Inc. The acquisition price was 18,347,175 shares, as amended, of the Company's common stock and ongoing royalties from the exploitation of Miracle's film assets. The total purchase price was 18,347,175 sharers of our Common Stock having a market price per share of $0.15 on the date of the
transaction or a total of   $2,752,076.. As part of the
acquisition agreement as amended, MEI also agreed to pay the Company, $217,963.. See Item 7, "Certain Transactions" below for a more detailed description of these transactions..




Market Price of and Dividends on the Company's Common Equity and
----------------------------------------------------------------
Related Matters.
----------------

We have issued one class of Common Stock trading on the "pink sheets" under the symbol FLME. As of September 31 2005 there were 206 shareholders of record plus shares held in street names. The share price during the year 2004 traded from a low of $0.015 to a high of $0.09 and closed the year at $0.03. The closing price of the stock as of December 31, 2005 was $0.10 with a 150 day average daily trading volume of approximately 81,419 shares and a 20 day average trading volume of approximately 31,419 shares. We have adopted no rules that would preclude us from paying dividends, however, we have not previously paid dividends and we do not intend to pay any dividends in the foreseeable future.

The following table sets forth the range of high and low closing sale prices for our Common Stock as reported by Pinksheets.com in US dollars for our three most recent fiscal years and for the first quarter of this year:


                                        High           Low
Current Year        First Quarter       $0.11          $0.075

Year ended Dec. 31, 2005
                    First Quarter       $0.045         $0.015
                    Second Quarter       0.04           0.017
                    Third Quarter        0.15           0.01
                    Fourth Quarter       0.13           0.085
Year ended Dec. 31, 2004
                    First Quarter       $0.08          $0.05
                    Second Quarter       0.09           0.025
                    Third Quarter        0.08           0.027
                    Fourth Quarter       0.04           0.015
Year ended Dec. 31, 2003
                    First Quarter        $0.015        $0.006
                    Second Quarter        0.02          0.001
                    Third Quarter         0.41           0.02
                    For the Quarter       0.22           0.04


These prices reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

Business of the Company.

 We intend to become a leading independent film and television production and distribution company. We believe that we are in a fast growing part of the business (see below) with the capability to develop a steady stream of good quality product and an opportunity to achieve some major success. We believe that we can increase the value of the Company's products for our shareholders and filmmaking partners by producing and distributing high quality, cost effective films and associated entertainment at a reduced cost. We also intend to develop a film library for ongoing residual revenue. We plan to list our outstanding securities on NASDAQ or the AMEX in 2006.

Organization.

We have organized ourselves into three wholly- owned operating subsidiaries and five wholly-owned special purpose entities, as follows:

          COMPANY                     JURISDICTION       FUNCTION
          -------                     ------------       --------
Celebration Productions, Inc.              CA         Film production

Celebration Pictures, Inc.                 CA         U.S. film distribution

Celebration International Pictures, Ltd.   BVI        Overseas film distribution

Myrob Properties, Inc.                     CA         Holds interests in real estate

East Mojave Corporation                    NV         Holds interests in real estate

Harder They Fall International, Ltd.       BVI        Holds rights to film

Blood and Bone Productions, Inc.           CA         Subsidiary of Celebration
                                                       International
                                                      Pictures to hold screenplay
                                                      Options

CIP Music Publishing, Inc.                 NV         Holds soundtrack rights


Overview of the Entertainment Industry.
---------------------------------------

The entertainment industry is experiencing major market expansion along with major structural and technological change. Global revenues from traditional and new media are on the increase. Traditional sources of revenue from cinema and network television are now joined by a huge expansion in ancillary sales from cable, video, DVD, pay per view, video games, publishing and merchandising. According to the MPAA, foreign revenues from the 70+ major markets for a US produced film are often greater than US domestic revenues. The industry is still dominated by the majors, Warner, Universal, Paramount, Columbia/Sony, Fox/News Corp and MGM. However, as shown by the foreign success of recent US independent Feature films, such as "Garden State", "Phantom of the Opera", "Sideways", and "Finding Neverland", there is still opportunity for independent filmmakers in the foreign market.

According to the Motion Picture Association of America) ("MPAA")
473 films were released theatrically in the US in 2003, with a total box office gross of $9.49 billion. This was down 3% from 2002, which in turn was up 13.2% from 2001.

MPAA data says that the average cost to produce a feature film (the "negative cost") by a major studio is now $52 million with the print and advertising ("P & A") costs of a major studio US theatrical release exceeding $39 million. By contrast the negative cost of an independent film ranges from less than $1 million to $20 million with the average P & A costs of the independent subsidiaries of the major studios at $14 million. Because of the lower production and distribution costs of an independent film, revenue from ancillary markets make it more possible to recover these costs than previously when the home video rental and sales markets were less mature. When the films are greatly successful, such as "My Big Fat Greek Wedding" with its $228 million US box office gross, the profit potential can be massive. However, most independent films do not achieve these types of results. According to the MPAA. many are never released theatrically, with the majority that are released receiving only limited theatrical success. The number of screens in the USA has increased from 17,000 (1980) to 35,000 (2003). With the World Wide recognition of the direct and indirect benefits of film production more and more financial incentives are being offered by Cities, States and Governments to encourage film investment. While the general commercial trend has been to downsize a company's overhead and rely on subcontractors to provide key services, the majors still have large departments and overheads frequently causing their costs of distribution to match their production costs. Foreign distribution, exhibition and ancillary sales are still controlled in large part by local companies who are in need of product. Film production technology such as the HD camera is making the filmmaking process and effects integration cheaper, while younger filmmakers are producing full feature films with quality actors for a fraction of the costs incurred by the majors. Finally it is more and more the quality of the story, the actors, and the director linked to the entrepreneurial and production skills of the producer that make a good product, and less and less the size of the budget, the notoriety of the cast or the promotion dollars spent.

Our Financing Strategy

The Company intends to use outside financing wherever possible. Our management recognizes that this ability will allow the Company to attract higher quality independent projects. Typically a single purpose entity specific to the film is established to produce and finance the film. This entity will then contract with the financing parties. To date the three films in release or in post-production in which the Company holds rights have been through such single purpose entities. The Company does not always have an ownership interest in these entities. "The Aryan Couple" was financed under an agreement between Red Giants Productions and Wigram Limited in the amount of $5,005,000. In some cases the Company will advance funds under a film financing agreement. "Played" was financed under an agreement between Attica Films Limited and the Company with a subsequent agreement with Simdale Ltd. in the amount of $338,000 to date. The Company has financed $200,000 of this production from Company funds to date and anticipates that it will require an additional $200,000 to complete the film. "Moonpie" was financed under an agreement between Roundlake Production Limited and the Company. The Company has contributed $200,000 of Company funds toward the production costs of the film and does not anticipate it will need to provide any further funds to complete this film.

We generally finance our films with equity investments by third party investors. Although the terms of each such investment may differ, usually the investment takes the form of an "at risk" equity investment for which there is no recourse against the Company. We may directly or indirectly, be responsible to ensure and/or supervise that proper payments are made to an investor toward the recoupment of the investment as well as payments of any return earned by an investor from such an investment. However, all such payments are due and payable from the earnings of the film, and not from the assets of the Company. It is not our policy to use our own funds in a direct investment in a film. However we may chose to do so if the amount is insignificant, and/or there is an insufficient amount of time to find the appropriate third party investor. In such cases we will usually attempt to dispose of our "at risk" amount by subsequently bringing in third party investors. We have had discussions with banks regarding loans for the production of films. However the Company has not used any such loans to date and does not intend to do so in the foreseeable future. These loans are typically secured by presales of foreign territories or major ancillaries (i.e. cable or free TV). We have also discussed financing our films through funds supplied by various film funds. As to date the Company has not financed any films with bank loans or film fund financing. The terms and availability of each type of funding for films vary continuously and none of the above options may be available to fund a specific film project at the time required. This may cause us to postpone or abandon films which we may otherwise have chosen to produce or distribute.

Our Tactics

 The Company seeks to conduct its business along the following tactical lines:

* Hire high quality management and staff
* Provide incentive rewards based on success.
* Keep overhead low by subcontracting to others work that does not involve creative supervision or financial control.
* Seek higher quality, scripts that have high dramatic impact and are ready for production.
* Scripts which have or will attract strong directors, good cast and can be produced for a reasonable budget.
* Keep production costs low by having talent share in both the risk and the profits.
* Keep theatrical distribution costs under control by limited test releases before rolling out across America.
* Maximize and control income and accountability by operating a foreign sales organization.
* Encourage filmmakers to work with the Company by setting firm pre-production and financial guidelines and giving them creative freedom to make their project within the guidelines.
* Create a reputation for fair bookkeeping and reporting.
* Build up an active library to generate ongoing recurring income.
* Invest excess funds in targeted entertainment related businesses which show promise for growth and cash flow to the Company.

Each of these tactics may prove difficult to achieve at any given time due to the availability of quality staff and talent desired on the terms that fit the budget and circumstance of any given film project. Although the Company has been offered high quality scripts in the past, there is no guarantee that this will be the case going forward. Whereas the Company will usually undertake projects with outside financing the ability to, and timing of film production is contingent upon the successful negotiation and receipt of such financing. Film financing availability can be affected by a variety of factors, generally including economic conditions, the availability of commensurate returns from alternate investments with less risk, the then current success of independent films and/or genre specific competitive films as well as the then current results of recently released films of the Company.



Real Estate Investment

Our real estate portfolio is interests in vacant land in the high desert of San Bernardino County in California. The Company is carrying these properties on its books at the lower of the acquisition cost or the current market value. The current market value has been established by a MAI appraisal based on the land's current use, which is undeveloped vacant agricultural land.. See below under "Description of Properties."

Script Development and Purchase.

We primarily seek projects that are already developed and ready to be produced. However, we also enter into the development business. Scripts are submitted to the Company on a daily basis via directors, producers, actors, agents and managers. In general a production is at the highest point of risk in this stage of script development and preproduction finance. During the development phase scripts are completed and, subject to financial commitments for the cost of the film, producers and directors are attached, the principal cast is chosen and committed, locations chosen and initial production designs and outline budgets completed.

We believe that our experienced management can identify and enter into this development phase only for projects where management believes there is a high likelihood of success (i.e. the film is likely to be made and talent is attached or has expressed strong interest) and where commitments for any significant development cost are likely to be obtained from outside sources.

It is our intention to negotiate for the repayment of our initial development costs on the first day of principal photography from the production budget funded by the outside film financier, along with an ongoing share of the producer's net profits. The Company has not concluded any such agreements to date. There is no guarantee that such film financing can be achieved, and if such financing is not available, any Company investment in development will be at risk.

Our Chairman Mr. John Daly is the prime decision maker as to which projects are chosen and in working with the writers and directors on the script. Mr. Daly, along with our in-house staff of industry professionals, are responsible for overseeing the development phase and bringing the films to production. See below under "Management."

Films in Distribution
---------------------

"Petersburg - Cannes Express"   Completed Spring, 2003. Budget $4
                                million. Released November, 2003.
                                We acquired certain distribution rights
                                indirectly through acquisition of Miracle
                                Productions, Inc. dated 10/27/03 subject to the terms of the Producer Distribution
                                Agreement between Miracle Entertainment Inc.
                                and Endeavor dated 11/12/02. (See Exhibits
                                10.1.3 and 10.1.23)To date the Company has licensed the Film for pay TV in one territory.

"The Aryan Couple"              Principal photography completed June,
                                2004.  Limited Academy consideration
                                release occurred in December, 2004 with
                                A four city theatrical release beginning
                                November 2005 with additional cities
                                beginning in January 2006. Budget $6
                                million. The Company, through its wholly owned subsidiary Celebration International
                                Pictures, Ltd, is Presenter and Distributor under an assignment agreement between
                                Celebration International Pictures, Ltd and
                                Aryan Couple International Ltd dated 8/23/04 and subject to the terms of the finance and Production Agreement between Red Giants
                                Productions, Inc. and Wigram Ltd. dated
                                1/21/04 (See Exhibits 10.1.26 and 10.1.10)

Films in Development
--------------------

"The Harder They Fall"          Sports action/drama/romance set against the
                                background of US football and European rugby, slated for principal photography to commence in 2006. Release planned, Spring - Summer,
                                2007. Budget $12-15 million. Company is currently Pre-Production Supervisor and
                                Co-Distributor. (See Exhibits 10.1.11)
                                (Pre-production is the process prior to
                                commencing principle photography;
                                including completing the shooting script, budgets, production schedule, and attaching major elements to the project usually including director and lead cast)

"Disappeared"                   Set during the "Dirty War" in Argentina, this
                                Drama captures the essence of the effect to ordinary citizens when their government's policies are based on lies and where torture becomes an instrument of policy. Slated for principle photography commencing Spring 2006.
                                Budget $5 million. Company is Presenter and
                                Co-Producer under an Option and Acquisition
                                Agreement dated December 20, 2004 between the
                                Company and Allied Capital Corporation.

Films in Production
-------------------

"Played" Gritty British style gangster/thriller commenced principle photography in London May 2005, with an anticipated completion date of March 30, 2006. Company is co-producing and holds world wide distribution rights under the Financing, Co-Production and Distribution Agreement dated April 15, 2005 between Attica Films Limited and Company (See Exhibit 10.1.27)

"Moonpie"                       An off-beat romantic comedy between a school
                                principal in the throes of a mid-life crisis and his son's bi-polar 3rd grade teacher.
                                Principle photography commenced August 2005 with an anticipated completion date of May 15, 2006. Company is presenter, co-producer and holds perpetual world-wide distribution rights under a Financing, co-production and distribution agreement dated August 1, 2005 between Roundlake Productions Limited and the Company. (See Exhibit 10.1.32)





Recent changes in the status of films

We have placed the development of the script "Calico Jack" on hold and will review the films status on a quarterly basis. On October 13, 2005 distribution rights to "Waking Up Dead" were terminated by mutual agreement. The Company maintains a right to recoup $5,538 from the first profits realized by the producer's from this film. The Company has retained a lien against future earnings of the film for all money spent in the marketing of the film.

Prior Acquisitions and Dispositions of Film Properties

In 2003, the Company acquired options on the following scripts, all of which have since expired: "Cheeseheads", "Fleshtrade", "Blood and Bone", "Whiter Shade of Pale", "Experiment", and "Dante's Descent". The Company also acquired a verbal option on "Calico Jack", written by our Chairman, John Daly. Certain co-production rights and negotiation rights were also acquired for the films "Red Giants", Silent Partners" and "My First Wedding". The Company was unable to conclude final agreements on acceptable terms for these films. The Company also received distribution rights to the film "The Passing of the Four", the term of which expired prior to the Company realizing any income. The Company also acquired the right to negotiate for distribution on the film "Night We Called It a Day", however the Company was unable to secure an agreement on terms acceptable to the Company. Also as part of the MEI transaction the Company received distribution rights to the films "Tournament of Dreams" and "Petersburg-Cannes Express. The Company returned the rights to "Tournament of Dreams" to the production company, CMX, for $37,000 cash and forgiveness of a $100,000 development advance. Petersburg-Cannes Express has been licensed to one territory to date. The Company is not obliged to pay MEI any monies on these transactions.


Our Production Process

We commit to producing films that can be, or are fully financed. Key to the decision making process is the quality of the script, director, the value of the cast, the actual production cost, the management skills of the producing team and the film's ability to make a meaningful profit to the Company.

We also factor in the ability to structure the film to qualify for "soft" tax and incentive investment (various governmental entities in the US in other countries have structured incentives to attract film production, including tax deferments, rebates and forgiveness cash grants; loans and cost abatements). Before a film is "greenlighted" (given the go ahead for production) the production plans are meticulously reviewed, contingencies prepared and detailed cost controls put in place. We believe it is the director's right in the first instance to realize his/her vision. However, our management reviews the dailies (the footage shot each day during photography) and is available for guidance if required. Our senior and experienced management and key consultants have "hands on" producing experience in over 100 films.

Our Distribution Process

We have our own distribution subsidiary, which can make copies of the master negative ("prints"), book theaters, place advertising, create publicity and collect revenues. We may use our subsidiary to distribute films which we believe will succeed in US markets through a technique called "platforming". The company platform released "The Aryan Couple" commencing November 18, 2005 in approximately 20 theaters in four cities. The Company currently plans to add additional screens and cities in January-February 2006. The exact cities, number of screens and date will be based on the success of the initial release.

In platforming, we make a limited release in selected theaters within one or more target markets. As positive reviews, word of mouth, and theater results build, we add additional markets as warranted. "My Big Fat Greek Wedding" achieved its $228,000,000 US theatrical gross this way over the course of a year as reported in the weekly box office charts as published in "Variety". "Lost in Translation" used this technique, approaching $30,000,000 in box office receipts while prior to playing in more than 300 theaters at a time. These are the exception. Other recent results as reported in "Variety" are "The Woodsman" which opened on 8 screens and grossed $2.5 million over 12 weeks on a maximum of 84 screens; "The Machinest" which opened on 8 screens and grossed $1 million over 5 months, never playing in more than 10 screens; and "Bride and Prejudice" which opened on 8 screens, grossing $6 million while playing on a maximum of 281 screens.

If the Company believes a film can be a mega-hit we may have the ability to team up with a major studio. The Company does not have any current agreements in place with a major studio for the distribution of any of its films. However, the Company hopes to be able to strike single picture deals where the studio would provide the costs of prints and advertising which can be $30 million or more on a nationwide release.

However, if we have concluded that a completed film will not succeed theatrically we may release the film directly to the ancillary market (i.e. video-DVD markets, foreign markets, television and/or cable). We may also arrange for the film to be sold territorially to many film markets outside the U.S.

It is management's experience that on average, exhibitors (movie theaters) retain approximately 50% to 55% of the box office (i.e.
50%-55% of each ticket sold), with the balance going to the distributor ("Distributor's Gross").

Although distribution agreements can vary greatly, the most common formula for distribution is the "net proceeds arrangement", the distributor retains a Distributor Fee (see below), generally 12-30% of Distributor's Gross from film rentals (these are usually 45-50% of box-office gross). The distributor recoups the costs incurred in distributing the film from the remaining 70 - 88% percent of Distributor's Gross. The remainder, known as the "net proceeds," is then typically allocated to the producer, ("Producer's Gross") from which he must repay the cost of production, pay any amounts due to creative talent, and any third parties providing the production financing, with the balance representing profits.

Distributor Fees are a function of negotiated license rates. The rates described below are rates we believe are generally paid to distributors as a percentage of the gross income for independent films:


Market                               Rate
------                               ----

Domestic Theatrical                  20%
Domestic Video                       15%
Pay Cable                            20%
Television - Syndication             20%
Video Sell-Through                   15%
Foreign Theatrical                   20%

All rates are negotiable and vary film by film. Also many companies use different terms and definitions relating to gross income, net income and profits. The table below illustrates a hypothetical breakdown of $10,000,000 gross income from an independent film. It is for illustrative purposes only and does not purport to represent the actual results of any film:

  Theatrical Gross (Box Office)     $10,000,000   received by Exhibitor (theater)
  Exhibitor's share                   5,500,000   retained by theater owner
                                    -----------
  Distributor's gross               $ 4,500,000   amount paid to distributor by exhibitor
  Distribution fee (assumed at 20%)     900,000   amount kept by distributor for its services
  Recoupment of Distribution expense  1,600,000   amount spent in the promotion of the picture including P & A
                                    -----------
  Net proceeds (Producer's Gross)   $ 2,000,000   amount received by the production company

From the Producer's Gross the production company would normally first pay bank loans to the production (if any) and any guild mandated payments. Second, the production company would normally pay back the production costs (negative costs). The balance is the Producers gross profits from which usually any creative participations (i.e. participations to writers, directors, producers and actors) are paid. The balance left over are the producers net profits which the producer maybe required to share with any outside financers and co-production partners.

Industry executives recognize the life cycle of a movie and seek to generate revenues and profits at each stage. The first tier of film distribution normally commences with domestic theatrical release. The distributor will release a film into a particular market based on the depth of the perceived commercial appeal. Films with measurable broad or niche audience appeal will start at the top of the distribution hierarchy with theatrical release and are then followed by distribution to foreign theatrical and to the other non-theatrical and various home television markets.

The initial theatrical distribution may last for only a single weekend or for up to four months, sometimes six, depending on the popularity of the film. Films are sometimes released in the major foreign markets at about the same time as the U.S. domestic release, but usually a time of six months should be anticipated.

Home video release, both domestic and foreign, is timed to start after the theatrical run is essentially over in each territory.
Management has experienced this to be typically two to six months after initial release.

A film becomes available for premium cable, pay-per-view, or satellite television usually six months after home video release in each territory. This is generally eight months to one year from the initial release.

A film is usually available for broadcast television approximately two years after home video release in each territory.

Towards the end of a movie's theatrical release the film is usually made available for purchase to airlines and hotel pay-per-view can usually purchase the film.

Ancillary rights, such as music, literary or merchandising, are usually exploited during the initial theatrical run of the film.

It is management's experience that similar release schedules occur for U.S. films in foreign markets. The time frame in the sequential release of a film is often compressed as the industry moves to accelerate the cash flows associated with each tier. It is management's experience that most theatrical and ancillary revenues are received within the first 18 months of a film's release.

The release sequences described above are undergoing significant change due to the advent of Internet and DVD distribution and the entrance of major content companies such as Google and telecommunication companies such as Verizon into the business of distributing new films. See below under "Ancillary Sales" and "Internet." For example, there have been recent indications that major studios are releasing new films on DVD sooner to the theatrical release than previously. These developments, in our opinion, may only help the Company achieve greater market share and profitability for its low budget films.

Prints and Advertising ("P&A").

The "Prints" element of P&A is the cost of prints, i.e. the making and shipping of the duplicates of the master negative to be shown in theatres. "Advertising" is the cost of advertising of the film in all forms of media, trailers, the marketing and the public relations campaign designed to increase the audience for the film. P&A is the last expenditure related to a release of a film, usually commencing 2-4 weeks prior to the theatrical release and continuing through the exhibition run. P&A expense is also normally recouped directly out of gross receipts prior to any reimbursement to the providers of funds for development and production of the film ("Negative Costs") and residuals and/or profit participations.

According to the MPAA, in 2003 the major studios averaged $63.8 million in production costs per release and $39.05 million for P&A. The Company estimates spending $1.5 million for a "platform" release of a picture on 50-150 screens in 2-3 major markets. P&A expenditures for a general release can be quite large, with costs for a release on 1500 screens often running $10-15 million and for 2000-2500 screens running $20-25 million.

Film Licensing (Sales).

We have our own licensing organizations: Celebration Pictures, Inc., which handles the domestic release and Celebration International Pictures, Ltd., which handles the international release. Other than in the US theatrical market, we will usually license ("sell") distribution rights to our films to distributors in specific territories for a set number of years.

There are over 70 major foreign territories in which we look to sell our films. Usually the foreign distributor will acquire the ancillary rights along with the theatrical rights, paying an advance which is recoupable from earnings. Unlike the situation in the 1970's and 80's, management has found the norm today is to sell these rights after the film is made rather than selling the rights at a discount prior to production.

Foreign territories represent an increasingly important source of revenue for film entertainment produced in the U.S. English language productions continue to dominate the world market, both theatrically, due to the rapid construction of new screens in emerging markets, and in home video markets, due in some part to new copyright treaties.

Ancillary Sales.

Entertainment industry professionals focus on the success of a film at the box office to gauge audience response to a film. It is managements experience that the success of a theatrical release impacts the income derived from ancillary markets. The following are the principal ancillary markets for film entertainment.

* Home Video/DVD Rental

* Home Video/DVD "sell-through"

* Pay-per-view, airlines, military, hotel

* Subscription Television (Cable and Satellite)

* Network Broadcast Television and Syndication

* Soundtrack

* Merchandising/Publishing

* Internet/e-Commerce

Consumers are now spending more annually viewing films on videocassettes and DVDs than they are spending in theaters. According to a joint study by Nielson Research, Adams Media Research, Consumer Electronics Agency, DVD Entertainment Group and Ernst & Young estimated consumer spending on renting and buying DVDs alone in 2003 was approximately $11.6 billion vs. $9.36 billion spent at the box office. The video retail sales increase reflects the growth in VCRs to 90.8% of U.S households compared to 70.2% in 1990. DVD penetration in U.S. households increased to 46.2 million in 2003, up 203% from the previous year. Sales of home entertainment systems by U.S. dealers have increased the sale and rental of DVDs to over 1 billion units in 2003, up from 729.9 million the previous year, a more than 50% increase, vs. a 39% decline in cassette sales-rentals. According to an article in CFO Magazine, April 2005, "Studios make 50% of their gross profits on DVD sales and $2.5 billion annually from DVD rentals".

Each exhibition window competes for the highest quality film product with the greatest audience appeal to sustain and grow their revenue bases. In this increasingly challenging and competitive environment, management has experience that broadcasters and distributors have given further emphasis to specialization, meeting the programming needs of niche audiences.

These ancillary markets afford the producer of film product and owners of film libraries an opportunity to earn revenue from several sources as the film progresses through its life cycle. With the introduction of new technologies as well as the convergence of broadcast media and computing technologies, new sources of ancillary income are expected to develop rapidly in the near term.

Product Placement

Product placement has become an increasingly important aspect of film production over the last few years. Although it is possible to sometimes offset some of the costs of production by selling the rights for a manufacturer to have its product featured in the film, the highest and best use of product placement is in its use for cooperative advertising and joint production (i.e. the "happy meal" toys at McDonalds featuring movie characters). The Company has had discussions relating to product placement in one of its films in development, however, no contracts have been finalized.

Merchandising

Selling products online and offline related to our films, in addition to soundtracks, home videos and DVDs, will be a thrust for the Company. We will attempt to exploit all merchandising opportunities, especially items that have particular appeal to the family market. Where ever possible merchandising elements will be written into scripts (i.e. cars, clothing, toys, video games, novelty items, hair products and accessories, etc.). The Company has begun a test market in this area for the sound track and the poster for "The Aryan Couple" on its website, www.famefilm.com. The Company has not realized merchandising income to date.

Internet

Some independent filmmakers are attempting to turn the Internet into the world's largest art-house theater by offering movies on a pay-per-view basis over the Internet. MPAA reports that the number of households with Internet access is now 62.2 million compared to 55.4 million in 2002. The number of households with broadband access has increased to 21.7 million in 2003 from 15.9 million in 2002. Mobile Internet users increased to 2.4 million from 1.5 million in 2002. According to Paul Kagan Associates, Internet movie pay-per-view revenues are expected to grow from $300,000 in 1999 to $243 million in 2008..Driving this growth will be increased broadband delivery and the number of global streaming-media-player equipped Internet users. Due to the relatively cumbersome delivery and image quality problems associated with data compression the medium has yet to achieve its full potential. As these problems are resolved, utilization should accelerate.

We intend to place the Company in areas of future growth for the entertainment industry by identifying and establishing relationships with strategic partners who are providers of Internet and other innovative entertainment solutions.

Technology Development

We own certain video streaming technology developed before 2001. We will attempt to apply this technology to derive value from it in the context of the Company's emphasis on film and other media productions We have developed and own all the rights to F.E.L.I.X., a high quality video streaming system that requires no download and no buffer. However, due to advancements in technology since development, and the fact that management does not anticipate devoting capital to update the technology, we do not anticipate realizing significant revenue from its technology.


Risk Factors.
-------------

The Film Industry is highly competitive and we are competing
------------------------------------------------------------
with Companies with much greater resources than we have.
--------------------------------------------------------

The business in which we engage is significantly competitive. Each of our primary business operations is subject to competition from companies which, in some instances, have greater production, distribution and capital resources than us. We compete for relationships with a limited supply of facilities and talented creative personnel to produce our films. We will compete with major motion picture studios, such as Warner Brothers and The Walt Disney Company, for the services of writers, actors and other creative personnel and specialized production facilities. We also anticipate that we will compete with a large number of United States-based and international distributors of independent films, including divisions of The Walt Disney Company/Pixar, Warner Brothers, Universal, Paramount/Dreamworks, Fox and Sony/MGM in the production of films expected to appeal to international audiences. More generally, we anticipate we will compete with various other leisure-time activities, such as home videos, movie theaters, personal computers and other alternative sources of entertainment.

The production and distribution of theatrical productions, television animation, videocassettes and video disks are significantly competitive businesses, as they compete with each other, in addition to other forms of entertainment and leisure activities, including video games and on-line services, such as the Internet. There is also active competition among all production companies in these industries for services of producers, directors, actors and others and for the acquisition of literary properties. The increased number of theatrical films released in the United States has resulted in increased competition for theater space and audience attention. Revenues for film entertainment products depend in part on general economic conditions, but the competitive situation of a producer of films is still greatly affected by the quality of, and public response to, the entertainment product that the producer makes available to the marketplace.

There is strong competition throughout the home video industry, both from home video subsidiaries of several major motion picture studios and from independent companies, as well as from new film viewing opportunities such as pay-per-view.

(Please see "Business of the Company" above for industry data)

We also anticipate competing with several major film studios such as Paramount Communications/Dreamworks SGA, MCA/Universal, Sony Pictures Entertainment/ MGM/UA Inc, Twentieth Century Fox; Time Warner; and Disney/Pixar, which are dominant in the motion picture industry, in addition to numerous independent motion picture and television production companies, television networks and pay television systems, for the acquisition of literary properties, the services of performing artists, directors, producers, other creative and technical personnel, and production financing.

Audience acceptance of our films will determine our success, and
----------------------------------------------------------------
the prediction of such acceptance is inherently risky.
------------------------------------------------------
We believe that a production's theatrical success is dependent upon general public acceptance, marketing, advertising and the quality of the production. Our productions compete with numerous independent and foreign productions, in addition to productions produced and distributed by a number of major domestic companies, many of which are divisions of conglomerate corporations with assets and resources substantially greater than that of ours. Our management believes that in recent years there has been an increase in competition in virtually all facets of our business. The growth of pay-per-view television and the use of home video products may have an effect upon theater attendance and non-theatrical motion picture distribution. As we may distribute productions to all of these markets, it is not possible to determine how our business will be affected by the developments, and accordingly, the resultant impact on our financial statements. Moreover, audience acceptance can be affected by any number of things over which we cannot exercise control, such as a shift in leisure time activities or audience acceptance of a particular genre, topic or actor

The competition for booking screens may have an adverse effect to
-----------------------------------------------------------------
our theatrical revenues.
------------------------
In the distribution of motion pictures, there is very active competition to obtain bookings of pictures in theaters and television networks and stations throughout the world. A number of major motion picture companies have acquired motion picture theaters. Such acquisitions may have an adverse effect on our distribution endeavors and our ability to book certain theaters which, due to their prestige, size and quality of facilities, are deemed to be especially desirable for motion picture bookings.

Governmental restrictions may adversely effect our revenues.
------------------------------------------------------------
In addition, our ability to compete in certain foreign territories with either film or television product is affected by local restrictions and quotas. In certain countries, local governments require that a minimum percentage of locally produced productions be broadcast, thereby further reducing available time for exhibition of our productions. Additional or more restrictive theatrical or television quotas may be enacted and countries with existing quotas may more strictly enforce such quotas.

Additional or more restrictive quotas or stringent enforcement of existing quotas could materially and adversely affect our business by limiting our ability to fully exploit our productions internationally. (See also the section on "Government Compliance" below)

We have limited Financial Resources and there are Risks we may be
-----------------------------------------------------------------
unable to acquire Financing when needed.
----------------------------------------
To achieve and maintain competitiveness, we may be required to raise substantial funds. (Please see above "Business of the Company, Film Production" and "How We Finance Our Films"). Our forecast for the period for which our financial resources will be adequate to support our operations involves risks and uncertainties and actual results could fail as a result of a number of factors. We anticipate that we may need to raise additional capital to develop, promote and distribute our films. Such additional capital may be raised through public or private financing as well as borrowings and other sources. Public or private offerings may dilute the ownership interests of our stockholders. Additional funding may not be available under favorable terms, if at all. If adequate funds are not available, we may be required to curtail Operations significantly or to obtain funds through entering into arrangements with collaborative partners or others that may require us to relinquish rights to certain products and services that we would not otherwise relinquish and thereby reduce revenues to the company.

We are at Risk of Internet Competition which may develop and the
----------------------------------------------------------------
effects of which we cannot predict.
-----------------------------------
The Internet market is new, rapidly evolving and intensely competitive. (Please see above "Business of the Company, Film Distribution") We believe that the principal competitive factors in maintaining an Internet business are selection, convenience of download and other features, price, speed and accessibility, customer service, quality of image and site content, and reliability and speed of fulfillment. Many potential competitors have longer operating histories, more customers, greater brand recognition, and significantly greater financial, marketing and other resources. In addition, larger, well-established and well-financed entities may acquire, invest in, or form joint ventures as the Internet, and e-commerce in general, become more widely accepted. Although we believe that the diverse segments of the Internet market will provide opportunities for more than one supplier of productions similar to ours, it is possible that a single supplier may dominate one or more market segments. We also have significant competition from online websites in international markets, including competition from US-based competitors in addition to online companies that are already well established in those foreign markets. Many of our existing competitors, in addition to a number of potential new competitors, have significantly greater financial, technical and marketing resources than we do.

We are at Risk of Technological Changes to which me may be unable
-----------------------------------------------------------------
to adapt as swiftly as our competition.
---------------------------------------
We believe that our future success will be substantially affected by continued growth in the use of the Internet. E-commerce and the distribution of goods and services over the Internet is relatively new, and predicting the extent of further growth, if any, is difficult. Communication or commerce over the Internet may not increase and extensive content may not continue to be provided over the Internet. The Internet may not prove to be a viable commercial marketplace for our product for a number of reasons, including lack of acceptable security technologies, potentially inadequate development of the necessary infrastructure, such as a reliable network system, or timely development and commercialization of performance improvements, including high speed modems. (Please see above "The Business of the Company, Technology Development") In addition, to the extent that the Internet continues to experience significant growth in the number of users and use, the Internet infrastructure may not be able to support the demands placed upon it by such potential growth. The performance and reliability of the Internet may be adversely affected by this continued growth. The market for Internet products and services is characterized by rapid technological developments, evolving industry standards and customer demands and frequent new product introductions and enhancements. For example, to the extent that higher bandwidth Internet access becomes more widely available using cable modems or other technologies, we may be required to make significant changes to the design and content of our productions in order to compete effectively. Our failure to adapt to these or any other technological developments effectively could adversely affect our business, operating results, and financial condition.

We face Risks of Compliance with Government Regulation of the
-------------------------------------------------------------
Film Industry.
--------------
The following does not purport to be a summary of all present and proposed federal, state and local regulations and legislation relating to the production and distribution of film entertainment and related products; rather, the following attempts to identify those aspects that could affect our business. Also, other existing legislation and regulations, copyright licensing, and, in many jurisdictions, state and local franchise requirements, are currently the subject of a variety of judicial proceedings, legislative hearings and administrative and legislative proposals which could affect, in various manners, the methods in which the industries involved in film entertainment operate.

Audiovisual works such as motion pictures and television programs are not included in the terms of the General Agreement on Tariffs and Trade. As a result, many countries, including members of the European Union, are able to enforce quotas that restrict the number of United States produced feature films which may be distributed in such countries. Although the quotas generally apply only to television programming and not to theatrical exhibitions of motion pictures, there can be no assurance that additional or more restrictive theatrical or television quotas will not be enacted or that existing quotas will not be more strictly enforced. Additional or more restrictive quotas or more stringent enforcement of existing quotas could materially or adversely limit our ability to exploit our productions completely. The Office of the United States Trade Representative
(USTR) under the Executive Office of the President cites such restrictive trade practices in Korea, China, and The EU as a whole with even more restrictive practices in France, Italy and Spain.

Voluntary industry embargos or United States government trade sanctions to combat piracy, if enacted, could impact the amount of revenue that we realize from the international exploitation of our productions.. The Code and Ratings Administration of the Motion Picture Association of America assigns ratings indicating age group suitably for the theatrical distribution for motion pictures. United States television stations and networks, in addition to foreign governments, could impose additional restrictions on the content of motion pictures which may restrict, in whole or in part, theatrical or television exhibitions in particular territories. Congress and the Federal Trade Commission are considering, and in the future may adopt, new laws, regulations and policies regarding a wide variety of matters that may affect, directly or indirectly, the operation, ownership and profitably of our business.


The Motion Picture industry is at high risk for Piracy which may
----------------------------------------------------------------
effect our earnings.
--------------------
The Motion Picture Industry, including us, may continue to lose an indeterminate amount of revenue as a result of motion picture piracy both in the country to unauthorized copying from our films at post production houses, copies of prints in circulation to theaters, unauthorized video taping at theaters and other illegal means of acquiring our copywritten material. The USTR has placed Argentina, Brazil, Egypt, Indonesia, Israel, Kuwait, Lebanon, Pakistan, The Philippines, Russia, The Ukraine and Venezuela on the 301 Special Watch List for excessive rates of piracy of motion pictures and optical disks. The USTR has placed Azerbaijan, Bahamas, Belarus, Belize, Bolivia, Bulgaria, Colombia, the Dominican Republic, Ecuador, Hungary, Italy, Korea, Latvia, Lithuania, Mexico, Peru, Romania, Taiwan, Tajikistan, Thailand, and Uzbekistan on the watch list for excessive piracy.

There are Risks of a "Penny Stock" Investment.
----------------------------------------------
The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks".
Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document prepared by the Commission, which (i) contained a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (ii) contained a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of Securities' laws; (iii) contained a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and significance of the spread between the "bid" and "ask" price; (iv) contains a toll-free telephone number for inquiries on disciplinary actions; (v) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (vi) contains such other information and is in such form (including language, type, size and format), as the Commission shall require by rule or regulation. The broker-dealer also must provide, prior to effecting any transaction in penny stock, the customer (i) with bid and offer quotations for the penny stock;
(ii) the compensation of the broker-dealer and its salesperson in the transaction; (iii) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (iv) month account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker- dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. The Company's securities are subject to the penny stock rules, and holders of those securities may have difficulty selling those securities.

There are Risks of Conflicts of Interest.
-----------------------------------------
It is customary in the film industry for officers and directors of film and distribution companies to receive compensation as producers, directors or providers of other creative services in connection with specific film productions in which the Company has an interest. Moreover, officers and/or directors may receive compensation as producers, directors or providers of other creative services in connection with film or other productions in which the Company has no interest. The Company's policies require that this compensation be disclosed to the Board of Directors and, where material, disclosed in the Company's communications with the public.

John Daly received compensation through Red Giants Productions as Producer-Director of "The Aryan Couple," a film for which the Company has world wide distribution rights through its subsidiary, Celebration International Pictures Limited (BVI). To date such compensation received by Mr. Daly has not reached the threshold of "materiality." He is also co-writer of "Harder They Fall", a script currently in development as well as a producer of "Played", a film in which Company owns a portion of profits and world wide distribution rights, and from which he may receive income through Red Giants Productions. He is also the writer of the script "Calico Jack and Big Mac" to which the company has a verbal option to produce and distribute. Mr. Daly has not received compensation from any of the films sufficient to require disclosure. The Company anticipates Mr. Daly will be producing and directing the motion picture "The Disappeared" (a/k/a "Libertad") on which the company holds an option and for which services he would be compensated through Red Giants Productions, Inc. however Mr. Daly has received no such compensation to date.

Arkadiy Golubovich is a film actor and received nominal compensation for his role in "The Aryan Couple." He as well as Ilya Golubovich received executive producer credits for "The Aryan Couple" without compensation. Caspar von Winterfeldt, a key consultant to the company is a producer of "Played and "Moonpie" for which service he has deferred compensation due as well as profit participations, neither of which have been sufficient to require disclosure. Lawrence Lotman received nominal consideration as a finance executive on "The Aryan Couple" and is due nominal compensation for services as a production executive on "Played" and "Moonpie". Kevin Leydon, another company employee is also due nominal compensation for financial services performed on "Played" and "Moonpie". Michael Daly, the son of John Daly received compensation as the Second Assistant Director on "The Aryan Couple" in an amount insufficient to be disclosed.

We are dependent for our success on a few key executive officers.
Our inability to retain those officers would impede our business plan and growth strategies, which would have a negative impact on our business and the value of your investment.

Our success depends on the skills, experience and performance of key members of our management team. Were we to lose one or more of these key executive officers, we would be forced to expend significant time and money in the pursuit of a replacement, which would result in both a delay in the implementation of our business plan and the diversion of limited working capital. We can give you no assurance that we can find satisfactory replacements for these key executive officers at all, or on terms that are not unduly expensive or burdensome to our company.

New rules, including those contained in and issued under the Sarbanes-Oxley Act of 2002, may make it difficult for us to retain or attract qualified officers and directors, which could adversely affect the management of our business and our ability to obtain or retain listing of our common stock.

We may be unable to attract and retain qualified officers, directors and members of board committees required to provide for our effective management as a result of the recent and currently proposed changes in the rules and regulations which govern publicly-held companies, including, but not limited to, certifications from executive officers and requirements for financial experts on the board of directors. The perceived increased personal risk associated with these changes may deter qualified individuals from accepting these roles. The enactment of the Sarbanes-Oxley Act of 2002 has resulted in the issuance of a series of new rules and regulations and the strengthening of existing rules and regulations by the SEC. Further, certain of these recent and proposed changes heighten the requirements for board or committee membership, particularly with respect to an individual's independence from the corporation and level of experience in finance and accounting matters. If we are unable to attract and retain qualified officers and directors, the management of our business could be adversely affected.

Our internal controls over financial reporting may not be effective, and our independent auditors may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business.

We are subject to various regulatory requirements, including the Sarbanes-Oxley Act of 2002. We, like all other public companies, are incurring additional expenses and, to a lesser extent, diverting management's time in an effort to comply with
Section 404 of the Sarbanes-Oxley Act of 2002. We are evaluating our internal controls over financial reporting in order to allow management to report on, and our independent auditors to attest to, our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act of 2002 and the rules and regulations of the SEC, which we collectively refer to as "Section 404." If, in the future, management identifies one or more material weaknesses, or our external auditors are unable to attest that our management's report is fairly stated or to express an opinion on the effectiveness of our internal controls, this could result in a loss of investor confidence in our financial reports, have an adverse effect on our stock price and/or subject us to sanctions or investigation by regulatory authorities.

The market price for our Common Shares is particularly volatile given our status as a relatively unknown company with a small and thinly traded public float, limited operating history and lack of profits, which could lead to wide fluctuations in our share price.

The market for our Common Stock is characterized by significant price volatility when compared to seasoned issuers, and we expect that our share price will continue to be more volatile than a seasoned issuer for the indefinite future. The volatility in our share price is attributable to a number of factors. First, as noted above, our Common Stock are sporadically and thinly traded. As a consequence of this lack of liquidity, the trading of relatively small quantities of shares by our shareholders may disproportionately influence the price of those shares in either direction. The price for our shares could, for example, decline precipitously in the event that a large number of our Common Stock are sold on the market without commensurate demand, as compared to a seasoned issuer which could better absorb those sales without adverse impact on its share price. Secondly, we are a speculative or "risky" investment due to our limited operating history and lack of profits to date, and uncertainty of future market acceptance for our potential products. As a consequence of this enhanced risk, more risk averse investors may, under the fear of losing all or most of their investment in the event of negative news or lack of progress, be more inclined to sell their shares on the market more quickly and at greater discounts than would be the case with the stock of a seasoned issuer. Many of these factors are beyond our control and may decrease the market price of our common shares, regardless of our operating performance. We cannot make any predictions or projections as to what the prevailing market price for our Common Stock will be at any time, including as to whether our Common Stock will sustain their current market prices, or as to what effect that the sale of shares or the availability of Common Stock for sale at any time will have on the prevailing market price.

In addition, the market price of our Common Stock could be subject to wide fluctuations in response to:

  *   quarterly variations in our revenues and operating expenses;
  *   announcements of new films by us;
  *   fluctuations in interest rates;
  * significant sales of our Common Stock by the selling stock holders;
  * the operating and stock price performance of other companies that investors may deem comparable to us; and
  * news reports relating to trends in our markets or general economic conditions.

The stock market in general and the market prices for penny stock companies in particular, have experienced volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance.

Shareholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (1) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (2) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (3) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (4) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and (5) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. Although we do not expect to be in a position to dictate the behavior of the market or of broker-dealers who participate in the market, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities. The occurrence of these patterns or practices could increase the volatility of our share price.

Our operating results may fluctuate significantly, and these fluctuations may cause the common stock price to fall.

Our quarterly operating results may fluctuate significantly in the future due to a variety of factors that could affect our revenues or our expenses in any particular quarter. You should not rely on quarter-to-quarter comparisons of our results of operations as an indication of future performance. Factors that may affect our quarterly results include:

  * mismatches between resource allocation and dealer demand due to difficulties in predicting dealer demand in a new market;
  * changes in general economic conditions that could affect marketing efforts;
  *  the magnitude and timing of marketing initiatives;
  * the maintenance and development of our strategic relationships;
  * the introduction, development, timing, competitive pricing and market acceptance of our products and services and those of our competitors;
  *  our ability to attract and retain key personnel; and
  *  our ability to manage our anticipated growth and expansion.

Item 2. Management's Discussion and Analysis of Financial
Condition and Results of Operations.

General
-------
The following discussion of our financial condition and results of operations should be read in conjunction with (1) our interim unaudited consolidated financial statements for the nine months ended September 30, 2005 and 2004 and their explanatory notes included as part of this Form 10SB, and (2) our annual audited consolidated financial statements and explanatory notes for the years ended December 31, 2004 and 2003 also included as part of this Form 10SB.

Overview
--------
Film and Music Entertainment, Inc. is a holding company which, through its subsidiaries, develops, produces, sells and distributes films and associated entertainment.

Our wholly-owned Celebration Productions, Inc. subsidiary provides comprehensive production services for filmed entertainment. Celebration Productions has provided in 2005 production service relating to the development of the films "The Harder They Fall" and "The Disappeared' and production supervisory services to the films "Played" and "Moonpie". Revenue is recognized from productions as earned and such revenue will usually be partially from specific contractual fees and from contingent compensation paid as profits are earned under the American Institute of Certified Public Accountants (AICPA) Statement of Position (SoP) 00-2 "Accounting by Producers or Distributors of Films" dated June 12, 2000 revenue is recognized when persuasive evidence a sale exists, the film is complete and has been or is deliverable, the license period has begun and exploitation can begin, the fee is fixed or determinable and collection is reasonably assured. Our wholly-owned Celebration Pictures, Inc. provides sales and distribution services for North America for our and third party productions. In 2005 Celebration Pictures has provided these services on two films, "The Aryan Couple" and "Waking Up Dead". Revenues are recognized as earned under AICPA SoP 00-2. Our wholly-owned subsidiary, Celebration International Pictures, Ltd (BVI), provides sells and distribution services for the rest of the world excluding North America for our and third party productions. In 2005 Celebration Pictures has provided these services on two films, "The Aryan Couple" and "Waking Up Dead". Revenues are recognized as earned under AICPA SoP 00-2. The Company ceased its sales and distribution efforts in "Waking Up Dead as of October 13, 2005 and has retained a lien against future earnings of the film for all money spent in the marketing of the film The Company also has two non-operating subsidiaries, East Mojave Corporation and Myrob Properties, Inc., in which are held certain real estate assets of the company.

Results of Operations: Nine months ended September 30, 2005
-----------------------------------------------------------
compared to September 30, 2004
------------------------------


Selected Statement of Operating Data
------------------------------------
Summarized in the table below is a statement of operating data comparing the nine months ended September 30, 2005 with the nine months ended September 30, 2004. Please see unaudited Financial Statements of the Company for these periods set forth on Pages F-22 - F-30.

                                                     Nine Months Ended
                                                 ---------------------------
                                                  September      September
                                                   30, 2005       30, 2004
                                                 -----------     -----------
                                                 (unaudited)     (unaudited)

REVENUE                                           $    162,024    $        -

OPERATING EXPENSES
  Production costs                                           -        90,599
  Advertising costs                                    279,845         8,937
  Compensation expense                                 249,275       206,814
  Consulting expense                                    39,875        28,920
  General and administrative expenses                  406,241       289,560

                                                   -----------   -----------
TOTAL OPERATING EXPENSES                               975,236       624,830
                                                   -----------   -----------

LOSS FROM OPERATIONS                                 (813,212)      (624,830)
                                                   -----------   -----------
OTHER INCOME (EXPENSE)
  Other income                                          9,184         10,000
  Investment income                                    17,125         13,170
  Unrealized loss on marketable equity
     securities                                       145,537              -
  Realized loss on sale of marketable
     equity securities                                (62,852)             -
  Gain on foreclosure of note receivable -                  -         50,000
  Gain on disposition of real estate                  208,500              -
                                                  -----------    -----------
TOTAL OTHER INCOME (EXPENSE)                          367,494         23,170
                                                  -----------    -----------

LOSS BEFORE PROVISION FOR INCOME TAXES               (445,718)      (601,660)

PROVISION FOR INCOME TAXES                                  -              -
                                                  -----------    -----------

NET LOSS                                         $   (445,718)  $   (601,660)
                                                 ============   ============

NET LOSS PER SHARE - BASIC AND DILUTED           $      (0.00)  $      (0.00)
                                                 ============   ============
WEIGHTED AVERAGE SHARES OUTSTANDING -
  BASIC AND DILUTED                               126,810,142   128,322,141
                                                 ============   ============



We have  received minimum revenue from operations to  date.   We
believe that the main sources of our revenue will be revenues from domestic and foreign theatrical distribution, DVD and home video, pay-per-view, pay cable and basic cable distribution and free broadcast television. We have begun to receive income from foreign sales of the movie "The Aryan Couple" under our contract with AV Pictures Ltd. We anticipate this income will continue through next year. The film has generated a minimal amount of theatrical income in the US from festival showings in the first half of 2005. Management expects income from US theatrical revenues to increase substantially in the fourth quarter of this year as the film moves from festival showings to a wider release. Management also anticipates revenues to commence from "Waking Up Dead" in the fourth quarter of 2005.

Revenues:   Revenue  for  the  nine-month  interim  period  ended
September 30, 2005 was $162,024, as compared to $0 for the corresponding interim period in fiscal 2004.

Our revenues for the nine-months interim period ended September
30, 2005 were principally derived from the screening of The Aryan
Couple,   production   services rendered by   our   Celebration
Productions subsidiary and the proceeds of the sale of the distribution rights to the film "Tournament of Dreams".

We had no revenues for the nine months ended September 30, 2004 as the Company was in the process of solidifying contracts for productions.

Operating Expenses and loss from operations: Operating Expenses and loss from operations for the nine-month interim ended September 30, 2005 were $975,236 and $813,212, respectively, as compared to $624,830 and $624,830 for the corresponding interim period in fiscal 2004.

The decrease in production costs relates to the write-off of a production in of 2004. The increase in advertising cost relates to the increased advertising for The Aryan Couple during the first nine-months of 2005. The increase of in compensation expense is mainly attributable to payments for the services of John Daly, which were $0 for the period in 2004. The increase in general and administrative expense relates primarily to the increased costs relating to compliance and legal expense relating in the court cases in which the company was involved.


Other Income(Expense): Other Income(Expense) for the nine-months ended September 30, 2005 was $367,494 as compared with $23,170 for the nine-months ended September 30, 2004. This increase was entirely due to a gain of $208,500 realized on the disposition of real estate to a stockholder in return for 15,750,000 shares of the Company's common stock and net gains (realized and unrealized) on our marketable securities portfolio of $82,685.


Year ended December 31, 2004 compared to December 31, 2003
----------------------------------------------------------
Selected Statement of Operating Data
------------------------------------
Summarized in the table below is statement of operating data comparing the year ended December 31, 2004 with the year ended
December 31, 2003. Please see audited Financial Statements of the
Company for these periods set forth on Pages F-1 - F-20.


                                                                  Year Ended
                                                              --------------------
                                                            December       December
                                                            31, 2004       31, 2003
                                                           -----------    -----------
REVENUE                                                    $    63,993     $         -

OPERATING EXPENSES
        Production costs                                        84,599           7,500
        Advertising costs                                      135,503           5,360
        Compensation expense                                   296,405      10,475,130
        Consulting expense                                     100,920       1,860,124
        General and administrative expenses                    420,591         295,454
                                                           -----------     -----------

TOTAL OPERATING EXPENSES                                     1,038,018      12,643,568
                                                           -----------     -----------

LOSS FROM OPERATIONS                                          (974,025)    (12,643,568)

                                                           -----------     -----------
OTHER INCOME (EXPENSE)
        Other income                                             8,000          20,000
        Investment income                                       77,574               -
        Unrealized loss on marketable equity securities        (12,171)              -
        Equity loss in SMS Musicmaker Ltd.                     (96,280)              -
        Gain on disposition of real estate                     114,343               -
        Loss on writedown of real estate                       (72,391)
        Interest expense and financing costs                         -         (15,908)
        Gain on extinguishment of debt                               -          12,541
                                                           -----------     -----------

TOTAL OTHER INCOME (EXPENSE)                                    19,075          16,633
                                                           -----------     -----------

LOSS BEFORE PROVISION FOR INCOME TAXES                        (954,950)    (12,626,935)

PROVISION FOR INCOME TAXES                                       4,800               -

NET LOSS                                                   $  (959,750)   $(12,626,935)
                                                           ===========    ============

NET LOSS PER SHARE - BASIC AND DILUTED                     $     (0.01)   $      (0.22)
                                                           ===========    ============
WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC
        AND DILUTED                                        132,865,077      56,534,610
                                                           ===========    ============


Revenues:   Revenue for the year ended December 31, 2004 was
$63,993, as compared to $0 for the year ended December 31, 2003.

Our revenues for the year ended December 31, 2004 were principally derived from production services rendered by our Celebration
Productions subsidiary.

We had no revenues for the year ended December 31, 2003 as the Company was in the process of solidifying contracts for productions.

Our Expenses and loss of operations: Operating Expenses adn loss from operation for the year ended December 31, 2004 were $1,038,018 and $974,025, respectively, as compared to $12,643,568 and $12,643,568 for the corresponding year in 2003.

The increase in production costs relates to the write-ff of a production in 2004. The increase in advertising cost relates to the increased advertising for The Aryan Couple during the year ended December 31, 2004. The decrease in compensation and consulting expense is mainly attibutable to an approximate $12.2 million charge in 2003 related to the issuance of options for compensation. The increase in general and administrative expenses relates primarily to the increased costs relating to compliance and legal expense relating to the court cases in which we were involved.

Other Income (Expense): Other Income (Expense) for the year ended
December 31, 2004 was $19,075 as compared with $16,633 for the corresponding period in 2003. The increase in other income is not significant.

The Company has no plans to purchase any assets at this time.
However, the Company constantly reviews industry opportunities to acquire income producing assets for possible acquisition.

Off-Balance Sheet Arrangements
------------------------------
There are no guarantees, commitments, lease and debt agreements or other agreements that could trigger adverse change in our credit rating, earnings, cash flows or stock price, including requirements to perform under standby agreements.

Employees
---------
The Company currently employs 8 at its headquarters. We also currently have 3 independent contractors, one of whom we are in negotiations to convert to an employee. The Company also has a range of 6 to 10 part time unpaid interns at any given time. Technically all employees work for and our paid by Celebration Productions, Inc. and lend there services as needed to the subsidiaries. The employee breakdown by function is as follows with a great deal of cross over as required:

Administration:             2
Production:                 3 (independent contractors)
Finance & governance:       2
Distribution & Marketing:   2
Secretarial:                1
Support:                    1

Critical Accounting Policies
----------------------------
Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America.

On an ongoing basis, we evaluate our estimates, including those related to reserves, impairment of long-lived assets, value of our stock issued to consultants for services and estimates of costs to complete film productions. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions; however, we believe that our estimates, including those for the above-described items, are reasonable.

We capitalize films in development as capitalized film costs in accordance with SoP 00-2 They are transferred to Film inventories at the point that the film is scheduled for production. On a quarterly basis we review each film in development and/or production as to whether the capitalized costs are in excess of their fair market value, and if so, we write off the excess and reflect the write-off in costs of revenue. If after three years in development a film has not been scheduled for production it is written off and reflected in the costs of revenue.

Under SoP 00-2 the costs of the film, including the capitalized costs, contingent compensation and residual costs (if any) are amortized and included in costs of revenue in the proportion the revenue for that period for the film bears to the estimated total revenue from all markets and territories under the individual-film-forecast-computation method. We review our estimates quarterly and they are revised if necessary. A revision will result in an increase or decrease to the percentage of amortization of the capitalized film costs relative to a previous period. Should the revision result in estimated revenues proving insufficient to cover the unamortized film costs remaining on that film, the difference will be written down to the fair market value based upon its then net present value.

Item 3. Description of Property.

The Company's Facilities. At this time, the Company occupies approximately 4,200 square feet of leased office space at 5670 Wilshire Boulevard, Suite 1690, Los Angeles, California 90035. The lease is at a rate of $7,558 per month plus utilities and expires March 1, 2006.

We own significant real estate holdings. The Company acquired these properties with the intent to use them as additional collateral to investors in films to secure any short falls in recoupment of invested capital. Subsequently, this strategy proved not to be viable and the Company has chosen to hold these properties for appreciation.

In May, 2003 we acquired two private companies, Myrob Properties, Inc., a California corporation, and East Mojave Corporation, a Nevada corporation. Among the assets acquired in these transactions were rights in real estate located in California and Arizona. As a result of these transactions a material change of ownership occurred which automatically entitled all previously granted options to be exercised immediately. No such options were exercised. Further, all previously issued convertible notes were retired and 100% of such notes and accrued interest was converted to Common Stock. Also all Voting Trusts terminated and the Option Stock covered by these Trusts was issued in accordance with their terms. Issued in accordance with these provisions were 5,668,000 Shares of Common Stock to Michael Meyer and 560,000 shares of Common Stock to Lawrence Lotman.

On completion of the transactions, the required conversions and accelerations, and after Options for an additional 28,600,000 shares were also granted to Messrs. Daly, Meyers and Lotman, the number of issued and outstanding shares and Options rose from 24,403,050 to approximately 98,000,000. Mr. Daly received 18,000,000 new Options. Mr. Meyer received 9,000,000 new Options and Mr. Lotman received 1,600,000 new Options. All were priced at $0.001. However, over 64,700,000 of the issued shares and Options granted carried restrictions and were placed in new voting trusts with the options to be released to the beneficial owners at the rate of 12.5% of the respective aggregate every six months over a four year period.

The table below summarizes our property ownership:


   CURRENT
OWNED PROPERTY                OWNERSHIP           APPROX. LIENS
--------------                ---------           ------------------------
1120 Acres land               100% fee simple     $337,000 1st Mortgage
San Bernardino County, CA

320 acres land                100% fee simple     $20,000 1st Mortgage
San Bernardino County, CA

The liens listed above are owed by wholly owned subsidiaries to Film and Music Entertainment, Inc.

On November 16, 2004 the Company settled a dispute with a stockholder whereby the stockholder agreed to surrender to the Company 13,500,000 shares of the Company's Common Stock owned by the stockholder and the Company agreed to give up the rights it had in certain real estate located in Riverside, California that the Company had recorded on its books at $180,000.

On February 3, 2005 the Company settled a dispute with a Stockholder whereby the stockholder agreed to surrender to the Company 15,750,000 shares of the Company's Common Stock owned by the shareholder and the Company agreed to give up the rights it had in a hypothecated money interest in certain real estate in Cochise County, Arizona that the Company had entered on its books at $264,000.

Item 4. Security Ownership of Certain Beneficial Owners and
Management.

The following table sets forth the record of ownership of our Common Stock (our only class of stock entitled to vote on general corporate matters) the date of this filing, regarding the ownership by: (i) each of our "executive officers" (defined as our Chief Executive Officer, President, Secretary, any vice-president in charge of a principal business function, such as sales, or any other person who performs similar policy making functions for our company); (ii) each of our directors; (iii) each person known to us to own beneficially more than 5% of any class of our securities; and (iv) the group comprised of our current directors and executive officers:



                                 Number of Shares        Percentage of
   Beneficial Owner                   Owned            Outstanding Shares
   ----------------              ----------------      ------------------
John Daly, Chairman, CEO,         40,595,817(1)(2)(5)         26.3%
President
5670 Wilshire Bl. #1690
Los Angeles, CA. 90036

Lesteron, Ltd.                    50,000,000                 39.95%

Akara Bldg.
24 De Castro Street
Wickhams Cay Island
Road Town, British
Virgin Islands

Red Giants Productions Inc.        8,013,158                   6.4%
c/o R. Oppenheim, Esq.
2300 Sepulveda Blvd.
Los Angeles, CA 90064

Lawrence S. Lotman, Secretary,     5,600,000(2)(3)(5)         4.43%
Director, VP Finance
5670 Wilshire Bl. #1690
Los Angeles, CA. 90036

Miracle Entertainment, Inc.        9,500,000                  7.59%
c/o James T. Zelloe, Esq.
11350 Random Hills Rd, #700
Fairfax, VA. 22030

Ilya Golubovich                            0(4)                  0%

Arkadiy Golubovich                         0(4)                  0%
B. Predtechensky per., 6-2
Moscow, Russia

All officers and directors           96,195,187(6)           61.91%
as a group (4 members)


(1) Includes 26,700,000 options not yet exercised but capable of being exercised within 60 days of the date of this document.
(2) Includes options not yet exercised but capable of being exercised within 60 days of the date of this document. Some shares and options are held in a voting trust. The trust requires that the individuals and entities who have contributed to the trust deposit all securities acquired by them (other than shares acquired before the trust was established and shares released from the trust), including options and rights, with the trustee. The trust requires that they agree that the trust as owner of the shares allocable to each beneficiary shall vote them in favor of Directors designated by that beneficiary. It also contains a "drip out" provision allowing each beneficiary a "drip out" of 12.5% each six months of the securities held for the benefit of that beneficiary for sale or other disposition. As of the date of this document, 1,800,000 shares and 81,550,000 options are held in this trust.
(3) Includes 1,400,000 options not yet exercised but capable of being exercised within 60 days of the date of this document.
(4) Does not include the shares owned by Lesteron, Ltd. whose beneficial owner is a family member of this director.
(5) Does not include 34,450,000 options to John Daly and 1,400,000 options to Lawrence Lotman which are not exercisable until a date after 60 days from the date of this document.
(6) Include the shares owned by Lesteron, Ltd. whose beneficial owner is a family member of two directors.

Changes In Control

We do not have any arrangements that may result in a change in control.

Item 5: Directors, Officers, Promoters and Control Persons

Set forth below is information regarding our directors and executive officers. There are no promoters. All directors and executive officers are elected annually and serve under the By-laws of the Company until the next election of Directors and until their successors are duly elected and qualify. The current Directors and Officers as of December 31, 2005 are as follows:


   NAME                AGE       POSITION                            TERM
   ----                ---       --------                            ----
John Daly              68        Chairman, CEO and President         2005
Lawrence Lotman        57        Secretary/Director, VP Finance      2005
Ilya Golubovich        20        Director*                           2005
Arkadiy Golubovich     18        Director*                           2005



* Director's nominated by Lesteron Limited under the terms of the Investor Agreement between Lesteron Limited and the Company dated
May 4, 2004 (See Exhibit 10.1.4). These brothers are family members of the beneficial owner of Lesteron.

No director, person nominated to become a director, executive officer, promoter or control person of the Company has been involved in certain legal proceedings including:

(1) Any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to the date hereof;

(2) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and minor offenses);

(3) being subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities; and (4) being found by a court of competent jurisdiction (in a civil action) , the Commission or the Commodity Future Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

All directors hold office until the next annual meeting of the shareholders and the election and qualification of their successors. Officers are elected annually by the Board of Directors and serve at the discretion of the Board of Directors.

Key Personnel
-------------
John Daly, has been President since May, 2003 and Chairman and CEO since November, 2003. His companies have produced films that have achieved 21 academy award nominations and received 13 Oscars, including the unprecedented back-to-back Best Picture Oscars in 1986 and 1987 for "Platoon" and "The Last Emperor". Mr. Daly has been involved in the Film industry since forming Hemdale Film Corporation with actor David Hemmings in 1967. That company rapidly became one of the leading film packagers, financiers, distributors and producers of independent motion pictures in the late Sixties and Seventies. He has worked with dozens of Hollywood legends, including James Cameron, Oliver Stone, Bernardo Bertolucci, Mick Jackson, Robert Altman and John Schlesinger. Mr. Daly's Films have grossed in excess of $1.5 Billion.

Lawrence Lotman has been Secretary/Director since February, 2000 and VP Finance since October, 2003. He has a Masters degree and two years post-masters studies in International Law, Economics and Diplomacy from The Fletcher School of Law and Diplomacy
(1970) and his BA with High Honors in Political Science from The University of the Pacific (1969). Mr. Lotman has been a senior executive with both public and private companies including Levi Strauss (1978-79), Interco (1979-80) and Team Equity Mortgage (1992-97). He has also been a consultant for over fifteen years to individuals and companies in many different industries including both the Music and Film Industries. Most recently he has been an advisor to a number of independent record labels and to Rueben Cannon Productions. He previously sat on the Board of Advisors of the non-profit Performers Skills Centre of Glendale California.

Ilya Golubovich: Director since March, 2004, and nominee of Lesteron, Ltd. was formerly with the Energy Department of the London Office of Louis Dreyfus and with the Siberian Internet Company at both their Novosibirsk and Moscow offices. He received his International Baccalaureate Diploma from the Moscow Economic School where he had previously earned his "Silver Medal" State Diploma. Mr. Golubovich currently attends Stanford University where he is following a course of study in Management Science and Industrial Engineering.

Arcadiy Golubovich: Director since March, 2004, and nominee of Lesteron, Ltd. He is an accomplished actor who has appeared on Russian television and played Martin Landau's nephew in the "Aryan Couple". He is currently pursuing his International Baccalaureate Diploma from the Moscow Economic School.

Tim Shiner: General Administrator for Marketing since March, 2004 has worked in the entertainment industry since attending Kent State University (1986-89) and Wright State University (1990-92) He has extensive experience with theatre companies both on and off stage and has spent the previous two years with Miracle Entertainment in its Film distribution sales and marketing department.

Caspar von Winterfeldt: a key consultant to the Company is an American Film Institute alumnus, switched to the entertainment industry on the heels of a successful eleven year career in investment banking. His last tenure was with the global investment bank J.P. Morgan where he ran the equity division in Frankfurt, Germany. Since 2003, Mr. von Winterfeldt has been instrumental in raising capital for the development of feature film and television based productions. He joined Film and Music Entertainment, Inc. in August 2004 where he has been acting as the consulting Head of Production since January 2005. Mr.von Winterfeldt is a producer on "Played" and "Moonpie".

Dianne Mandell: brings over 20 years of entertainment industry experience as an independent consultant to the company for New Business Development. Dianne was Senior Vice President of Worldwide Merchandising and Licensing at Stephen J. Cannell Productions and Vice President Worldwide Licensing for Paramount Pictures prior to joining Film and Music Entertainment, Inc.

Jennifer Daly: production supervisor for the Company started her career in television as a production supervisor and then began working specifically on music videos & commercials. She has, since arriving in the U.S., proved her expertise on feature films working with Hollywood legends and Academy Award winners. She currently has four films to her credit. She previously trained with the Company in the area of International Marketing and her services will be utilized in this area as well.

Item 6. Executive Compensation - Remuneration of Directors and
Officers.

The following table sets forth the current compensation of (i) the Company's Chief Executive Officer, (ii) the Company's two most highly compensated executive officers other than the CEO and
(iii) persons, if any, who would be included except that they were not serving as of December 31, 2003:

                   SUMMARY COMPENSATION TABLE
                   --------------------------

The following table sets forth compensation received for the fiscal years ended December 31, 2002 through 2004 by our Chief
Executive Officer and all other executive officers.

                                                                Long Term Compensation
                                        Annual                --------------------------
                                     Compensation              Awards          Payouts
                              ----------------------------    --------------------------
                                                                     Securities  Long-
Named Executive                                                      Underlying   Term
Officer and Principal                                     Restricted  Options   Incentive   All Other
Position                   Year  Salary(1)   Bonus  Other   Stock     & SARs      Plan     Compensation
-----------------------------------------------------------------------------------------
John Daly,
President                 2004   $104,000(2) $  -   $ -    $  -      15,425,000  $  -       $  -
                          2003        -0-    $  -   $ -    $  -         225,000  $  -       $  -
                          2002        n/a    $  -   $ -    $  -               -  $  -       $  -
Lawrence Lotman,
VP Finance, Secretary     2004   $ 52,000    $  -   $ -    $  -         800,000  $  -       $  -
                          2003        -0-    $  -   $ -    $  -       1,800,000  $  -       $  -
                          2002        -0-    $  -   $ -    $  -         400,000  $  -       $  -


(1) The remuneration described in the above table does not include our cost of benefits furnished to the named executive officers, including premiums for health insurance and other personal benefits provided to such individuals that are extended to all of our employees in connection with their employment.

(2) As of July 1, 2004, Mr. Daly receives a salary through a loan out agreement with Red Giants Productions, Inc. Actual salary paid for the year 2004 was $52,000.
     All the above executives were employed on a non-exclusive basis under five year employment agreements dated May 23, 2003, and there are conflicts in the performance of their duties. It is customary in the film industry for officers and directors of film production and distribution companies to receive compensation as producers, directors or providers of other creative services in connection with specific film productions in which the Company has an interest. Moreover, officers and/or directors may receive compensation as producers, directors or providers of other creative services in connection with film or other productions in which the Company has no interest. The Company's policies require that this compensation be disclosed to the Board of Directors and, where material, disclosed in the Company's communications with the public.

Stock Options And Stock Appreciation Rights Grant Table.

The following table provides certain information with respect to individual grants during the last fiscal year to each of our named executive officers of common share purchase options or stock appreciation rights ("SARs") relating to our common shares:

                 Common Shares
                 Underlying Grant  As Percentage  Exercise Or
Named Executive   Of Options Of     Of Grants To   Base Price   Expiration
Officer              SARsAs        All Employees       (1)         Date
--------------------------------------------------------------------------
John Daly
President          15,425,000          93.51%        $.0074     2013-2014

Lawrence Lotman
Secretary and
VP Finance            800,000           4.85%        $.0055     2013-2014

(1) Exercise price is the blended average exercise price of all grants to the executive.

Stock Options And Stock Appreciation Rights Exercise And Valuation Table

The following table sets forth the number of common stock options, both exercisable and unexercisable, held by each of our Named Executive Officers and the value of any in-the-money options at October 31, 2005, utilizing a value of $0.12 per share, the closing price of the Company's common stock on the Pink Sheets on October 31, 2005:

                                          Number of securities        Value of
                                         underlying unexercised  unexercised in-the-
Named             Shares                    options/SARs          money options/SARs
Executive         Acquired       Value      (Exercisable/          (Exercisable/
Officer          On Exercise   Realized     Unexercisable)         Unexercisable)
--------------------------------------------------------------------------------------
John Daly            -            -      29,200,000/34,450,000   $3,504,000/$4,134,000
Lawrence Lotman      -            -       1,000,000/1,400,000    $120,000/$168,000


Receipt of Compensation Regardless of Profitability.
----------------------------------------------------
The officers, directors and employees of the Company may be entitled to receive significant compensation, payments and reimbursements regardless of whether the Company operates at a profit or a loss. Any compensation received by the officers, directors and management personnel of the Company will be determined from time to time by the Board of Directors of the Company. Officers, directors and management personnel of the Company will be reimbursed for any out-of-pocket expenses incurred on behalf of the Company.

Remuneration of Directors. No compensation has been paid to any of the directors of the Company for their services as directors.

Item 7. Certain Relationships and Related Transactions.

Transactions with Promoters. There were no transactions with promoters.

Related Party Transactions. John Daly received compensation through Red Giants Productions as Producer-Director of "The Aryan Couple," a film for which the Company has world wide distribution rights through its subsidiary, Celebration International Pictures Limited (BVI). To date such compensation received by Mr. Daly has not reached the material threshold. He is also co-writer of "Harder They Fall", a script currently in development as well as a producer of "Played", a film in which Company owns a portion of profits and world wide distribution rights, and from which he may receive income through Red Giants Productions. He is also the writer of the script "Calico Jack and Big Mac" to which the company has a verbal option to produce and distribute. Mr. Daly has not received compensation from any of the films sufficient to require disclosure. The Company anticipates Mr. Daly will be producing and directing the motion picture "The Disappeared" (a/k/a "Libertad") on which the company holds an option and for which services he would be compensated through Red Giants Productions, Inc. however Mr. Daly has received no such compensation to date. Wigram Limited a BVI company is the financier of "The Aryan Couple" for which it is due a repayment of their investment from proceeds of that film along with an ongoing percentage of profits. Mr. Alexei Golubovich, father of Ilya and Arkadiy Golubovich is an officer of Wigram Limited. Arkadiy Golubovich is a film actor and received nominal compensation for his role in "The Aryan Couple." He as well as Ilya Golubovich received executive producer credits for "The Aryan Couple" without compensation. Caspar von Winterfeldt, a key consultant to the company is a producer of "Played and "Moonpie" for which service he has deferred compensation due as well as profit participations, neither of which have been sufficient to require disclosure to date. Lawrence Lotman received nominal consideration as a finance executive on "The Aryan Couple" and is due nominal compensation for services as a production executive on "Played" and "Moonpie". Kevin Leydon, another company employee is also due nominal compensation for financial services performed on "Played" and "Moonpie". Michael Daly, the son of John Daly, received compensation as the Second Assistant Director on "The Aryan Couple" in an amount insufficient to be disclosed.

In 2003 the Company acquired certain real estate through the acquisition of Myrob Properties and Eact Mojave Corporation. On completion of the transactions, the required conversions and accelerations, and after options for an additional 28,600,000 shares were also granted to Messrs. Daly, Meyers and Lotman, the number of issued and outstanding shares and options rose from 24,403,050 to approximately 98,000,000. Mr. Daly received 18,000,000 new Options. Mr. Meyer received 9,000,000 new options and Mr. Lotman received 1,600,000 new Options. All were priced at $0.001. However, over 64,700,000 of the issued shares and options granted carried restrictions and were placed in new voting trusts with the options to be released to the beneficial owners at the rate of 12.5% of the respective aggregate every six months over a four year period. As a result of these transactions a material change of ownership occurred which automatically entitled all previously granted options to be exercised immediately. No such options were exercised. Further, all previously issued convertible notes were retired and 100% of such notes and accrued interest was converted to Common Stock. Also all Voting Trusts terminated and the option stock covered by these Trusts was issued in accordance with their terms. Issued in accordance with these provisions were 5,668,000 Shares of Common Stock to Michael Meyer and 560,000 shares of Common Stock to Lawrence Lotman.


In 2003 the Company acquired certain real estate through stock swap transactions the result of which Mr. Criscione on behalf of the Criscione Family Trust and Mr. Patel on behalf of the Patel Family Trust became significant shareholders of the Company. Neither was a related party to the Company at the time of acquisition. On November 16, 2004, the Company settled a dispute with Mr. Criscione and the Criscione Family Trust whereby they agreed to surrender to the Company 13,500,000 shares of the Company's common stock owned by the stockholder and the Company agreed to give up any rights it has in certain real estate located in Riverside, California that the Company has recorded on its books at $290,657. During the fourth quarter of 2004, the Company removed the real estate investment of $290,657 from its books and canceled 13,500,000 shares of its common stock valued at $0.03 per share or $405,000. The Company recognized a gain of $114,343 as a result of this settlement. On February 3, 2005, the Company entered into an agreement with Mr. Patel and the Patel Family Trust whereby they agreed to surrender to Company 15,750,000 shares of the Company's common stock owned by the stockholder and the Company agreed to give up any rights to a hypothecated money interest relating to certain real estate located in Cochise County, Arizona that the Company owned and had recorded on its books at $264,000. The Company removed the real estate investment of $264,000 from its books and canceled 15,750,000 shares of its common stock valued at $0.03 per share or $472,500. The Company recognized a gain of $208,500 as a result of this transaction.


In October, 2003 we purchased all the outstanding stock of Miracle Productions Inc. ("Miracle"), a California corporation newly formed to receive from Miracle Entertainment, Inc. (MEMI:PK ) ("MEI") certain of MEI's current film options, production and distribution rights. Mr. John Daly, who is the Company's Chairman, President and CEO was at the time also the President of MEI. After the acquisition Miracle changed its name to Celebration Productions, Inc. The acquisition price was 18,347,175 shares, as amended, of the Company's common stock and ongoing royalties from the exploitation of Miracle's film assets. The total purchase price was 18,347,175 sharers of our Common Stock having a market price per share of $0.15 on the date of the
transaction or a total of   $2,752,076.. As part of the
acquisition agreement as amended, MEI also agreed to pay the Company, $217,963

In 2003 the Company acquired options on the following scripts, all of which have since expired: "Cheeseheads", "Fleshtrade", "Blood and Bone", "Whiter Shade of Pale", "Experiment", and "Dante's Descent". The Company also acquired a verbal option on "Calico Jack", written by our Chairman, John Daly, which is still ongoing. Certain co-production rights and negotiation rights were acquired for the films "Red Giants", Silent Partners" and "My First Wedding". The Company was unable to conclude final agreements on acceptable terms for these filmsThe Company also received distribution rights to the film "The Passing of the Four", the term of which expired prior to the Company realizing any income. The Company also acquired the right to negotiate for distribution on the film "Night We Called It a Day", however the Company was unable to secure an agreement on terms acceptable to the Company. Also as part of the Miracle acquisition the Company received distribution rights to the films "Tournament of Dreams" and "Petersburg-Cannes Express. The Company returned the rights to "Tournament of Dreams" to the production company, CMX, for $37,000 cash and forgiveness of a $100,000 development advance. Petersburg-Cannes Express has been licensed to one territory to date. The Company is not obliged to pay MEI any monies on these transactions.

The value of the acquired assets was determined by Michael Meyer, then Chairman and CEO of the Company and Peter Beale, the COO of MEI based on their experience in the entertainment industry. John Daly recused himself from the negotiation process as well as the subsequent board meetings at which the acquisition was ratified by both the companies. We believe that the value assigned to these assets was within the range that could have been achieved had Mr. Daly not been related to both the companies. Miracle's historical cost basis in the film production and distribution projects acquired by the Company through Miracle was $0. The allocation of the purchase price was based on historical cost basis rather than fair market value since Mr. Daly, had been President of MEI since May of 2002 and subsequently resigned from all duties of that company in May of 2004

Mr. Daly's only ongoing interest in MEI is as a minority stockholder of 6.49% of MEI's common stock. The excess of the purchase price over the historical cost basis of the net assets acquired has been shown as a deemed dividend. The allocation of the purchase price is as follows:


       Receivable from MEI       $     217,963
       Deemed dividend               2,534,113
                               ---------------
       Purchase price          $     2,752,076
                               ===============





Employment Contracts. We have entered into 5-year employment contracts with John Daly (May 23, 2003 and as of July 1, 2004 through Red Giant Productions, Inc. and Lawrence Lotman (May, 23,
2003). As of July 1, 2004, Mr. Daly receives a salary through a loan out agreement with Red Giants Productions, Inc. of $104,000. Mr. Lotman receives a salary of $52,000. Both executives are entitled to health benefits.



Item 8. Description of Securities.

The Company is authorized to issue 250,000,000 shares of $.001 par value Common Stock. As of December 31, 2005 125,120,398 shares of our Common Stock were issued and outstanding to over 200 shareholders plus Depository Trust Company.

Common Stock. The holders of our Common Stock are entitled to one vote for each share held of record on all matters to be voted on by those shareholders. In the event of liquidation, dissolution, or winding up of the Company, the holders of our Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of the Company's liabilities and after provision has been made for each class of stock, if any, having preference over the our Common Stock. Holders of shares of our Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Company's Common Stock.

Non-Cumulative Voting. The holders of our shares of Common Stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding Common Stock, voting for the election of directors of the Company, may elect all of the directors of the Company to be elected, if they so desire, and, in such event, the holders of the remaining Common Stock may not be able to elect any of our directors.

Registration Rights. Existing holders of shares of our Common
Stock are not entitled to rights with respect to the registration of such shares under the Securities Act.

Dividends. The payment by the Company of dividends, if any, in the future, shall be determined by our Board of Directors, in its discretion, and will depend upon, among other things, our earnings, our capital requirements, and our financial condition, as well as other relevant factors. We have not paid or declared any dividends to date. Holders of Common Stock are entitled to receive dividends as declared and paid from time to time by the our Board of Directors from funds legally available therefore. We intend to retain any earnings for the operation and expansion of its business and does not anticipate paying cash dividends in the foreseeable future.

                             PART II

Item 1. Market Price of and Dividends on the Registrant's Common
Equity and Related Stockholder Matters.

The Company's Common Stock participates on the National Quotation
Bureau's Pink Sheets, an electronic quotation medium for securities traded outside of the NASDAQ Stock Market, under the trading symbol "FLME:PK" (pending registration as a 12(g) with the Securities and Exchange Commission.)

The following table sets forth the quarterly high and low bid prices for our common shares on the Pink Sheets for the periods indicated. The prices set forth below represent inter-dealer quotations, without retail markup, markdown or commission and may not be reflective of actual transactions.

                                     Bid Price
                                 ------------------
           Period                 High       Low
       --------------------------------------------
       Fiscal Year 2005:
          December 31, 2005      $0.13      $0.85
          September 30, 2005      0.15       0.01
          June 30, 2005           0.04       0.017
          March 31, 2005         0.045      0.015
       Fiscal Year 2004:
          December 31, 2004     $ 0.04     $ 0.015
          September 30, 2004      0.08       0.027
          June 30, 2004           0.09       0.025
          March 31, 2004          0.08       0.05
       Fiscal Year 2003:
          December 31, 2003     $ 0.22     $ 0.006
          September 30, 2003      0.41       0.001
          June 30, 2003           0.02       0.02
          March 31, 2003          0.015      0.04

As of December 31, 2005, there were no warrants to purchase Common Stock outstanding. There have been no cash dividends declared on the Company's Common stock since the Company's inception. The Company has not yet adopted any policy regarding payment of dividends.

Penny Stock Regulation. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which (i) contained a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading;
(ii) contained a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of Securities' laws; (iii) contained a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and significance of the spread between the "bid" and "ask" price; (iv) contains a toll-free telephone number for inquiries on disciplinary actions; (v) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (vi) contains such other information and is in such form (including language, type, size and format), as the Commission shall require by rule or regulation. The broker-dealer also must provide, prior to effecting any transaction in penny stock, the customer (i) with bid and offer quotations for the penny stock; (ii) the compensation of the broker-dealer and its salesperson in the transaction; (iii) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (iv) month account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules, the broker- dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. The Company's securities are subject to the penny stock rules and holders of those securities may have difficulty selling those securities.

Item 2. Legal Proceedings.

We are not aware of any pending litigation nor do we have any reason to believe that any such litigation exists. Litigation which has been resolved within the last six months is described as follows:

Miracle Entertainment, Inc. et. al v. Filmstar Releasing
--------------------------------------------------------
Corporation et. al., Los Angeles Superior Court, Case No. BC302233. This is a complaint for unlawful conversion, breach of contract and fraud, commenced in September, 2003 by Miracle Entertainment, Inc., a company of which John Daly was Chairman, against a firm and several individuals who had previously contracted to raise funds for productions sponsored by Miracle Entertainment. A counter-claim was filed by the defendants in March, 2004, adding the Company as a defendant.

On May 2, 2005 a confidential Settlement Agreement and Mutual
Release was executed between the Company and remaining litigants on terms acceptable to all the parties and which did not require the Company any money.

Carol Lefko v. Film and Music Entertainment, Inc., Celebration
--------------------------------------------------------------
Pictures,Inc., John Daly and Peter Beale, Los Angeles Superior Court, Case No. BC318753. This is a complaint for breach of an alleged oral agreement commenced July 20, 2004 between the plaintiff and the defendants whereby the plaintiff would provide services as casting director of a film to be called "Host" and produced by Celebration Productions, Inc. which was added as a party to this lawsuit by amendment in February 2005. On July 14, 2005 the court found on behalf of the company and the other defendants. At this time the Company does not expect Ms. Lefko to appeal.

Sunset Towers Partnership v. First Miracle Group. Los Angeles Superior Court, Case No. SC072450. This is a motion to amend a judgment entered against First Miracle Group by its former landlord in the amount of $300,000 to include Celebration Productions, Inc. and Film and Music Entertainment, Inc. Sunset Towers is claiming that Celebration and the Company are in fact successors in interest of Miracle Entertainment, Inc. and are therefore liable for the judgment.

The Company and Celebration have filed an opposition to the motion denying any theory that the Company and/or Celebration are successors-in-interest of First Miracle Group and/or Miracle Entertainment, Inc. inasmuch as only a portion of Miracle's assets were acquired by the Company and fair consideration was paid in the amount of $3,000,000 worth of the Company's stock; that the Company and Miracle are separate, distinct publicly traded companies with separate shareholders, boards, officers and businesses with the single exception that Mr. Daly was at the time of acquisition a Board member and officer of both companies; that neither the Company or Celebration had the opportunity to defend the litigation from which the judgment derived; and that neither the Company nor Celebration expressly assumed obligation under the judgment.

The motion was heard by the Court on May 17, 2005 and the Court denied the motion, finding based on the evidence presented, that Miracle did not transfer all of its assets to the Company and the Company was not the successor-in-interest of Miracle Entertainment, Inc. On July 8, 2005 Sunset Towers filed a motion to appeal. The Company sees no reason to expect the Court's ruling to be overturned.

Item 3. Changes in and Disagreements with Accountants.

There are no changes in or disagreement with accountants.

Item 4. Recent Sales of Unregistered Securities.

From January 1, 2001 to January 1, 2003 there have been no sales of unregistered securities which would be required to be disclosed pursuant to Item 701 of Regulation S-B.

In 2003 the Company issued an aggregate of 74,927,348 shares of Common Stock at an aggregate price of $.01 per share. The transactions underlying the issuance of these shares are described in more detail elsewhere. All these shares were issued in private securities transactions as "restricted shares" in reliance upon the exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended ("Act"), which exemption is specified by the provisions of
Section 4(2) of the Act and unable to be resold or transferred unless registered with the SEC for sale or qualifying for an exemption from registration. The issuances can be summarized as follows:


Services                                             7,078,689
Conversion of Notes Payable                          1,347,364
Payment of Accrued Interest and Financing Costs        544,120
Conversion of Accounts Payable                       3,235,000
Acquisition of Real Estate                          36,000,000
Exercise of Options                                  6,575,000
Acquisition of Celebration Productions, Inc.        18,347,175
Film Costs                                           1,800,000




On or about March 4, 2004, we issued 50,000,000 shares of its $.001 par value Common Stock for $.001 per share. The shares were issued as "restricted shares" in reliance upon the exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, as amended ("Act"), which exemption is specified by the provisions of Section 4(2) of the Act and Rule 506 of Regulation D promulgated by the Securities and Exchange Commission. The shares are unable to be resold or transferred unless registered with the SEC for sale or qualifying for an exemption from registration. The shares were issued to Lesteron, Ltd., a BVI corporation for $ 5,000,000 cash. Certificates for the shares bear a restrictive legend prohibiting transfer without an opinion of counsel satisfactory to the Company that registration for public sale under the Securities Act of 1933 is not required.

In addition, in 2004 we issued an aggregate of 5,033,000 restricted shares in the exercise of options and 90,000 shares for services rendered at a price of $.01 per share. In 2005 we issued an aggregate of 4,962,500 restricted shares in the exercise of options.

Item 5. Indemnification of Directors and Officers.

Limitation on Liability of Officers and Directors of the Company.
Section 78.7502 of the Nevada General Corporation Law permits the Company to eliminate or limit the personal liability of the officers and directors of the Company to the Company and its shareholders for damages for breach of fiduciary duty as a director or officer. Article VII of the By-Laws of the Company includes a provision eliminating or limiting the personal liability of the officers and directors of the Company to the Company and its shareholders for damages for breach of fiduciary duty as a director or officer. Accordingly, the officers and directors of the Company may have no liability to the shareholders of the Company for any mistakes or errors of judgment or for any act of omission, unless such act or omission involves intentional misconduct, fraud, or a knowing violation of law or results in unlawful distributions to the shareholders of the Company.

The Company anticipates that it will enter into indemnification agreements as part of its employment contracts similar to those contained in its existing agreements with Messrs. Daly and Lotman.

DISCLOSURE OF POSITION OF COMMISSION REGARDING INDEMNIFICATION
FOR SECURITIES ACT LIABILITIES:

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE SECURITIES ACT OF 1933 AND IS, THEREFORE, UNENFORCEABLE.

                            PART F/S

Copies of the financial statements specified in Regulation
228.310 (Item 310) are filed with this Registration Statement,
Amendment No. 2 to Form 10-SB.

Film and Music Entertainment, Inc. and Subsidiaries Consolidated
Financial Statements Years Ended December 31, 2004 and 2003


Contents                                                            Page
--------                                                            ----

Report of Independent Registered Public Accounting Firm             F-1

Financial Statements:
Consolidated Balance Sheet as of December 31, 2004                  F-2
Consolidated Statements of Operations for the years ended
December 31, 2004 and 2003                                          F-3
Consolidated Statement of Stockholders' Equity for the years
ended December 31, 2004 and 2003                                    F-4
Consolidated Statements of Cash Flows for the years ended
December 31, 2004 and 2003                                          F-5
Notes to Consolidated Financial Statements                          F-7




     REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Film and Music Entertainment, Inc.
Los Angeles, California

We have audited the accompanying consolidated balance sheet of Film and Music Entertainment, Inc. and subsidiaries as of December 31, 2004, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Film and Music Entertainment, Inc. and subsidiaries as of December 31, 2004, and the results of their operations and their cash flows for each of the two year periods then ended, in conformity with accounting principles generally accepted in the United States of America.



/s/ Kabani & Company, Inc.
Certified Public Accountants

Huntington Beach, California
May 31, 2005

         Film and Music Entertainment, Inc. and Subsidiaries
                    Consolidated Balance Sheet

                            December
                            31, 2004
                            --------
                             ASSETS

CURRENT ASSETS

   Cash and cash equivalents                          $   3,179,658
   Restricted cash                                           40,518
   Loan receivable from Miracle Entertainment, Inc.          50,000
   Other current assets (including amounts due from
      related party of $2,098)                                8,434
                                                      -------------
TOTAL CURRENT ASSETS                                      3,278,610

PROPERTY AND EQUIPMENT, net of accumulated
   depreciation of $6,242                                    39,153
REAL ESTATE INVESTMENTS                                     694,000
FILM COSTS                                                   75,000
INVESTMENT IN SMS MUSICMAKER LTD                                  -
INVESTMENT IN EQUITY SECURITIES                             659,949
                                                      -------------

TOTAL ASSETS                                          $   4,746,712
                                                      =============




LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

   Accounts payable                                   $      84,488
   Accrued expenses (including amounts due from
      related party of $2,848)                              175,049
   Production advances                                       42,322
                                                      -------------
TOTAL CURRENT LIABILITIES                                   301,859
                                                      -------------

COMMITMENT AND CONTINGENCIES (Note 7)                             -

STOCKHOLDER'S EQUITY
   Common stock, $0.001 par value; 250,000,000 shares
      authorized; 140,970,398 shares issued and
      outstanding                                           140,970
   Additional paid-in capital                            21,596,617
   Accumulated deficit                                  (17,292,734)

                                                      -------------
TOTAL STOCKHOLDERS' EQUITY                                4,444,853
                                                      -------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY            $   4,746,712
                                                      =============




        The accompanying notes are an integral part of these consolidated financial statements.

        Film and Music Entertainment, Inc. and Subsidiaries
              Consolidated Statements of Operations


                                                               Years Ended
                                                     -----------------------------
                                                        December        December
                                                        31, 2004        31, 2003
                                                      ------------    ------------
REVENUE                                               $     63,993    $          -

OPERATING EXPENSES
    Production costs                                        84,599           7,500
    Advertising costs                                      135,503           5,360
    Compensation expense                                   296,405      10,475,130
    Consulting expense                                     100,920       1,860,124
    General and administrative expenses                    420,591         295,454

                                                      ------------    ------------
TOTAL OPERATING EXPENSES                                 1,038,018      12,643,568
                                                      ------------    ------------

LOSS FROM OPERATIONS                                      (974,025)    (12,643,568)
                                                      ------------    ------------
OTHER INCOME (EXPENSE)
    Other income                                             8,000          20,000
    Investment income                                       77,574               -
    Unrealized loss on marketable equity securities        (12,171)              -
    Equity loss in SMS Musicmaker Ltd.                     (96,280)              -
    Gain on disposition of real estate                     114,343               -
    Loss on writedown of real estate                       (72,391)              -
    Interest expense and financing costs                         -         (15,908)
    Gain on extinguishment of debt                               -          12,541

                                                      ------------    ------------
TOTAL OTHER INCOME (EXPENSE)                                19,075          16,633
                                                      ------------    ------------

LOSS BEFORE PROVISION FOR INCOME TAXES                    (954,950)    (12,626,935)


PROVISION FOR INCOME TAXES                                   4,800               -
                                                      ------------    ------------

NET LOSS                                              $   (959,750)   $(12,626,935)
                                                      ============    ============

NET LOSS PER SHARE - BASIC AND DILUTED                $      (0.01)   $      (0.22)
                                                      ============    ============
WEIGHTED AVERAGE SHARES OUTSTANDING - BASIC
       AND DILUTED                                     132,865,077      56,534,610
                                                      ============    ============



         The accompanying notes are an integral part of these consolidated financial statements.

          Film and Music Entertainment, Inc. and Subsidiaries
       Consolidated Statement of Stockholders' Equity (Deficit)


                                                              Additional                         Total

                                         Common Stock          Paid-in       Accumulated      Stockholders'
                                     -----------------------
                                       Shares     Amount       Capital        Deficit        Equity (Deficit)
                                     -----------   ---------   ----------------------------- ---------------
Balance, December 31, 2002            24,428,050   $  24,428   $     333,655   $  (1,171,936) $    (813,853)

Issuance of common stock for:
  Services                             7,078,689       7,079         109,505                        116,584
  Conversion of notes payable and
     convertible debentures            1,347,364       1,348         270,087                        271,435
  Conversion of accrued interest
     and financing costs                 544,120         544          72,107                         72,651
  Conversion of accounts payable       3,235,000       3,235         386,206                        389,441
  Real estate                         36,000,000      36,000         684,000                        720,000
  Exercise of options                  6,575,000       6,575          25,213                         31,788
  Celebration Productions, Inc.
     subsidiary                       18,347,175      18,347       2,733,729      (2,534,113)       217,963
  Film costs                           1,800,000       1,800          73,200                         75,000

Fair value of options issued to
   consultants                         1,872,999   1,872,999
Intrinsic value of options issued
   to employees                       10,475,130  10,475,130
Net loss                                       -           -               -     (12,626,935)   (12,626,935)
                                     -----------   ---------   -----------------------------   --------------
Balance, December 31, 2003            99,355,398      99,356      17,035,831     (16,332,984)       802,203

Issuance of common stock for:
     Cash                             50,000,000      50,000       4,950,000                      5,000,000
     Exercise of options               5,025,000       5,024          (1,324)                         3,700
     Services                             90,000          90           3,610                          3,700
Shares canceled in connection with
   transfer of real estate
   investment to former owner        (13,500,000)    (13,500)       (391,500)                      (405,000)
Net loss                                       -           -               -        (959,750)      (959,750)
                                     -----------   ---------   -----------------------------   --------------
Balance, December 31, 2004           140,970,398   $ 140,970   $  21,596,617   $ (17,292,734)   $  4,444,853
                                     ===========   =========   ==============================================



          The accompanying notes are an integral part of these consolidated financial statements.

         Film and Music Entertainment, Inc. and Subsidiaries
              Consolidated Statements of Cash Flows

                                                                 Years Ended
                                                        ---------------------------------
                                                          December           December
                                                          31, 2004           31, 2003
                                                        -------------      --------------
CASH FLOW FROM OPERATING ACTIVITIES:
   Net loss                                             $    (959,750)     $  (12,626,935)
   Adjustment to reconcile net loss to net cash
       used in operating activities:
         Depreciation expense                                   6,150                  92
         Gain on extinguishment of debt                             -             (12,541)
         Common stock issued for services                       3,700             116,584
         Value of consulting services used to
           pay exercise price of options                            -              30,000
         Fair value of options issued to consultants                -           1,872,999
         Intrinsic value of options issued to employees             -          10,475,130
         Unrealized loss on marketable equity securities       12,171                   -
         Equity loss in SMS Musicmaker Ltd.                    96,280                   -
         Gain on disposition of real estate                  (114,343)                  -
         Loss on writedown of real estate                      72,391                   -
         Purchase of marketable equity securities            (672,120)                  -
Changes in operating assets and liabilities:
       Other current assets                                    (8,434)                  -
       Accounts payable                                        35,823              12,394
       Accrued expenses                                       126,703              21,070
       Production advances                                    (32,678)             75,000
                                                        -------------      --------------
Net cash used in operating activities                      (1,434,107)            (36,207)
                                                        -------------      --------------
CASH FLOW FROM INVESTING ACTIVITIES:
   Purchase of property and equipment                         (32,065)             (3,330)
   Purchase of real estate                                   (337,048)                  -
   Investment in SMS Musicmaker Ltd.                          (96,280)                  -
   Increase in restricted cash                                (40,518)                  -
                                                        -------------      --------------
Net cash used in investing activities                        (505,911)             (3,330)
                                                        -------------      --------------
CASH FLOW FROM FINANCING ACTIVITIES:
   Proceeds received from Miracle Entertainment                 6,347             151,616
   Proceeds from sale of common stock                       5,000,000                   -
   Proceeds from exercise of options                            1,250                   -
                                                        -------------      --------------
Net cash provided by financing activities                   5,007,597             151,616
                                                        -------------      --------------
NET INCREASE (DECREASE) IN CASH AND
   CASH EQUIVALENTS                                         3,067,579             112,079

CASH AND CASH EQUIVALENTS, Beginning of year                  112,079                   -
                                                        -------------      --------------

CASH AND CASH EQUIVALENTS, End of year                  $   3,179,658      $      112,079
                                                        =============      ==============
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:

   Interest paid                                        $           -      $            -
                                                        =============      ==============
   Income taxes paid                                    $           -      $            -
                                                        =============      ==============



       The accompanying notes are an integral part of these consolidated financial statements.

Film and Music Entertainment, Inc. and Subsidiaries Consolidated
Statements of Cash Flows, continued

Supplemental non-cash investing and financing activities:

During the year ended December 31, 2003, the Company issued: 1) 1,347,364 shares of its common stock for the conversion of a note payable and convertible debentures totaling $271,435; 2) 544,120 shares of its common stock for accrued interest and financing costs totaling $72,651; 3) 3,235,000 shares of its common stock for the conversion of accounts payable totaling $389,441; 4) 36,000,000 shares of its common stock for two private real estate companies that contained real estate investments totaling $720,000; 5) 3,575,000 shares of its common stock for the exercise of options, the exercise price being paid as a reduction in accrued expenses of $1,788; 6) 3,000,000 shares of its common stock for the exercise of options, the exercise price being paid for services rendered valued at $30,000; 7) 18,347,175 shares of its common stock for all the issued and outstanding share of Celebration Productions, Inc.; and 8) 1,800,000 shares of its common stock for film costs.

During the year ended December 31, 2004, the Company received furniture and equipment valued at $10,000 from Miracle Entertainment, Inc. as partial payment on a receivable from Miracle Entertainment, Inc.; issued 4,900,000 shares of its common stock for the exercise of options, the exercise price being paid as a reduction in accrued expenses of $2,450; and issued 90,000 shares of its common stock for services valued at $3,700. In addition, the Company exchanged $290,657 of real estate it owned for the cancellation of 13,500,000 shares of common stock (see Note 5).

        The accompanying notes are an integral part of these consolidated financial statements.

Film and Music Entertainment, Inc. and Subsidiaries Notes to
Consolidated Financial Statements For the Years Ended December
31, 2004 and 2003

Note 1 - Organization and Significant Accounting Policies

Organization and Line of Business
---------------------------------

Film and Music Entertainment, Inc. ("FAME" or the "Company") is a Nevada Corporation.. The Company was originally incorporated in Nevada on January 3, 1996 as Imporex Investment Corp. and focused on developing streaming video technology until 2000 when it shut down significant operations and became effectively inactive. In 2003, John Daly joined the Board of Directors and became the Company's President. Under his direction the Company re-focused on entertainment and changed its name to Film and Music Entertainment, Inc. The Company has just developed its first feature film and intends to become a leading independent film and television production and distribution company.

Consolidated Financial Statements
---------------------------------

The accompanying consolidated financial statements include the accounts of the Company, Celebration Productions, Inc., Celebration Pictures, Inc., Celebration International Pictures, Ltd., Blood & Bones, Ltd., Myrob Properties, Inc., East Mojave Corporation and Harder They Fall International, Ltd. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All inter-company accounts and transactions have been eliminated.

Stock Based Compensation
------------------------

SFAS No. 123, "Accounting for Stock-Based Compensation," establishes and encourages the use of the fair value based method of accounting for stock-based compensation arrangements under which compensation cost is determined using the fair value of stock-based compensation determined as of the date of grant and is recognized over the periods in which the related services are rendered. The statement also permits companies to elect to continue using the current intrinsic value accounting method specified in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," to account for stock-based compensation. The Company has elected to use the intrinsic value based method and has disclosed the pro forma effect of using the fair value based method to account for its stock-based compensation issued to employees. For options granted to employees where the exercise price is less than the fair value of the stock at the date of grant, the Company recognizes an expense in accordance with APB 25. For non-employee stock based compensation the Company recognizes an expense in accordance with SFAS No. 123 and values the equity securities based on the fair value of the security on the date of grant. For stock-based awards the value is based on the market value for the stock on the date of grant and if the stock has restrictions as to transferability a discount is provided for lack of tradability. Stock option awards are valued using the Black-Scholes option-pricing model.

If the Company had elected to recognize compensation expense based upon the fair value at the grant date consistent with the methodology prescribed by SFAS No. 123, the Company's net loss

Film and Music Entertainment, Inc. and Subsidiaries Notes to
Consolidated Financial Statements For the Years Ended December
31, 2004 and 2003

and loss per share would be reduced to the pro forma amounts indicated below for the years ended December 31, 2004 and 2003:


                                       Year Ended December 31,
                                    --------------------------------
                                        2004                2003
                                    ------------        ------------
Net loss:

  As reported                       $ (959,750)         $(12,626,935)

  Compensation recognized under
  APB 25                                    --            10,475,130

  Compensation recognized under
  SFAS 123                                  --           (11,039,994)
                                    ------------        ------------
     Pro forma                      $ (959,750)       $  (13,191,799)
                                    ============        ============
Basic and diluted loss per common
share:

  As reported                       $    (0.01)       $        (0.22)

  Pro forma                         $    (0.01)       $        (0.23)



This option valuation model requires input of highly subjective assumptions. Because the options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 2003: risk-free interest rate of 3.5 %; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 468%; and a weighted average expected life of the option of 4 years. In 2003, the Company recognized an expense of $1,872,999 related to options issued to non-employees. There were no options granted in 2004.

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and

Film and Music Entertainment, Inc. and Subsidiaries Notes to
Consolidated Financial Statements For the Years Ended December
31, 2004 and 2003

expenses during the reporting periods. As of December 31, 2004, the Company used estimates in determining the realization of its other receivable and valuation of real estate and other investments. Actual results could differ from these estimates.

Risks and Uncertainties
-----------------------

The business in which the Company engages is significantly competitive. Each of the Company's primary business operations is subject to competition from companies which, in some instances, have greater production, distribution and capital resources. The Company competes for relationships with a limited supply of facilities and talented creative personnel to produce its films.

Fair Value of Financial Instruments
-----------------------------------

For certain of the Company's financial instruments, including cash and cash equivalents, other receivables, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities.

Cash and Cash Equivalents
-------------------------

For purposes of the statements of cash flows, the Company defines cash equivalents as all highly liquid debt instruments purchased with a maturity of three months or less.

Restricted Cash
---------------

Restricted cash represents an amount on deposit with a financial institution that secures the Company's employee credit cards. The deposit has a maturity date of July, 2005.

Concentration of Credit Risk
----------------------------

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents and accounts receivables. The Company places its cash with high quality financial institutions which deposits exceed the FDIC $100,000 insurance limit. The Company extends credit based on an evaluation of the customer's financial condition, generally without collateral. Exposure to losses on receivables is principally dependent on each customer's financial condition. The Company monitors its exposure for credit losses and maintains allowances for anticipated losses, as required. As of December 31, 2004, the Company had balance with one bank amounting $3,061,106.

Film and Music Entertainment, Inc. and Subsidiaries Notes to
Consolidated Financial Statements For the Years Ended December
31, 2004 and 2003

Property and Equipment
----------------------

Property and equipment are stated at cost and are depreciated using the straight-line method over their estimated useful lives as follows:


Computers                  3 years
Automobile                 5 years
Furniture and fixtures     5 years




Expenditures for maintenance and repairs are charged to operations as incurred while renewals and betterments are capitalized. Gains and losses on disposals are included in the results of operations.

Real Estate Investments
-----------------------

Real estate investments are stated at the lower of cost or net realizable value. During the year ended December 31, 2004, the Company determined that the value a certain parcel of real estate had been impaired since its carrying amount was less than its appraised amount. The Company took a charge to earnings of $72,391 as a result of this writedown.

Investments in Marketable Equity Securities
-------------------------------------------

The Company invests some of its excess cash in marketable equity securities. The marketable equity securities comprise of common stock of publicly traded companies. These investments are classified as trading securities as they are held principally for the purpose of selling in the near term. They are reported at fair value with unrealized gains and losses included in earnings. The fair value is determined by using the securities quoted market price as obtained from stock exchanges on which each securities trades.

Investment income, principally dividends, is recorded when earned. Realized capital gains and losses are calculated based on the cost of securities sold, which is determined by the "identified cost" method.

The unrealized gains/(losses) in the Company's portfolio of marketable equity securities as of December 31, 2004 is as follows:


                 Historical costs basis   $    672,118
                 Unrealized gains                9,377
                 Unrealized losses             (21,546)
                                          -------------
                 Fair value               $    659,949
                                          =============

Film and Music Entertainment, Inc. and Subsidiaries Notes to
Consolidated Financial Statements For the Years Ended December
31, 2004 and 2003

Revenue Recognition
-------------------

Revenues from the theatrical distribution of motion pictures are recognized when motion pictures are exhibited. Revenues from video sales are recognized on the date that video units are made widely available for sale by retailers. Revenues from the licensing of feature films and television programming are recorded when the material is available for telecast by the licensee and when any restrictions regarding the exhibition or exploitation of the product lapse.

Film Costs
----------

We capitalize films in development as capitalized film costs in accordance with the SoP. They are transferred to Film inventories at the point that the film is scheduled for production. On a quarterly basis we review each film in development and/or production as to whether the capitalized costs are in excess of their fair market value, and if so, we write off the excess and reflect the write-off in costs of revenue. If after three years in development a film has not been scheduled for production it is written off and reflected in the costs of revenue.

Under SoP 00-2 the costs of the film, including the capitalized costs, contingent compensation and residual costs (if any) are amortized and included in costs of revenue in the proportion the revenue for that period for the film bears to the estimated total revenue from all markets and territories under the individual-film-forecast-computation method. We review our estimates quarterly and they are revised if necessary. A revision will result in an increase or decrease to the percentage of amortization of the capitalized film costs relative to a previous period. Should the revision result in estimated revenues proving insufficient to cover the unamortized film costs remaining on that film, the difference will be written down to the fair market value based upon its then net present value. Film costs at December 31, 2004 consists principally of a script for a motion picture.


Impairment of Long-Lived Assets
-------------------------------

SFAS No. 144 requires that long-lived assets to be disposed of by sale, including those of discontinued operations, be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. SFAS No. 144 broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 also establishes a "primary-asset" approach to determine the cash flow estimation period for a group of assets and liabilities that represents the unit of accounting for a long-lived asset to be held and used.

Income Taxes
------------

The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes." Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Film and Music Entertainment, Inc. and Subsidiaries Notes to
Consolidated Financial Statements For the Years Ended December
31, 2004 and 2003

Production Advances
-------------------

The Company has received funds to spend on specific projects that will be owned by the investor/producers advancing the funds if the production is successful. The Company has a fiduciary responsibility to spend these funds on the specified project and is entitled to receive fees for its services from these advances. The production advances represent the amount of funds received that have not been spent on the specific project. The Company is under no obligation to repay the investor for the gross advances received - only the un-spent advances.

Earnings (Loss) Per Share
-------------------------

The Company reports earnings (loss) per share in accordance with SFAS No. 128, "Earnings per Share." Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares available. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted earnings (loss) per share has not been presented since the effect of the assumed conversion of options and warrants to purchase common shares would have an anti-dilutive effect. At December 31, 2004 there were 81,407,000 options outstanding that have been excluded from the computation of diluted net loss per share because the effect would have been anti-dilutive.

Comprehensive Income
--------------------

SFAS No. 130, "Reporting Comprehensive Income," establishes standards for the reporting and display of comprehensive income and its components in the financial statements. For the years ended December 31, 2004 and 2003, the Company does not have items that represented other comprehensive income and, accordingly, has not included in the consolidated statement of stockholders' equity the change in comprehensive income.

Recently Issued Accounting Pronouncements
-----------------------------------------

In November 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 151 ("SFAS 151"), "Inventory Costs, an amendment of ARB No. 43, Chapter 4." The amendments made by SFAS 151 clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and require the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Earlier application is permitted for inventory costs incurred during fiscal years beginning after November 23, 2004. The Company has evaluated the impact of the adoption of SFAS 151, and

Film and Music Entertainment, Inc. and Subsidiaries Notes to
Consolidated Financial Statements For the Years Ended December
31, 2004 and 2003

does not believe the impact will be significant to the Company's overall results of operations or financial position.

In December 2004, the FASB issued SFAS 123R, "Share-Based Payment." SFAS 123R will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS 123R covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS 123R replaces SFAS 123, "Accounting for Stock-Based Compensation," and supersedes Accounting Principles Board Opinion 25 ("Opinion 25"), "Accounting for Stock Issued to Employees." SFAS 123, as originally issued in 1995, established as preferable a fair-value-based method of accounting for share-based payment transactions with employees. However, SFAS 123 permitted entities the option of continuing to apply the guidance in Opinion 25, as long as the footnotes to financial statements disclosed proforma net income using fair-value-based methods. Public entities are required to apply SFAS 123R as of the first annual reporting period that begins after June 15, 2005. The Company has not yet determined which transition method will be adopted for the recognition of the stock based compensatory expense and the Company believes that expensing of stock options will not have a material impact on its financial statements going forward due to its limited utilization of stock options.

Note 2 - Acquisition

In October, 2003 the Company purchased all the outstanding stock of Miracle Productions Inc. ("Miracle"), a California corporation newly formed to receive from Miracle Entertainment, Inc. (MEMI:PK ) ("MEI") certain of MEI's current film production and distribution projects. After the acquisition Miracle changed its name to Celebration Productions, Inc. The acquisition price was 18,347,175 shares, as amended, of the Company's common stock and ongoing royalties from the exploitation of Miracle's film assets. The total purchase price was $2,752,076 which equals the 18,347,175 shares of the Company's common stock times the market value on the date of acquisition of $0.15 per share. As part of the acquisition agreement, MEI agreed to pay the Company, $217,963, as amended. MEI's historical cost basis in the film production and distribution projects acquired by the Company through Miracle was $0. The allocation of the purchase price was based on historical cost basis rather than fair market value since Mr. John Daly, who is the Company's Chairman, President and CEO was at the time also the President of MEI. Mr. Daly had been President of MEI since May of 2002 and subsequently resigned from all duties of that company in May of 2004. Mr. Daly's only ongoing interest in MEI is as a minority stockholder of 6.49% of MEI's common stock. The excess of the purchase price over the historical cost basis of the net assets acquired has been shown as a deemed dividend. The allocation of the purchase price is as follows:


        Receivable from MEI     $       217,963
        Deemed dividend               2,534,113
                                ---------------
        Purchase price          $     2,752,076
                                ===============

Film and Music Entertainment, Inc. and Subsidiaries Notes to
Consolidated Financial Statements For the Years Ended December
31, 2004 and 2003

Note 3 - Loan Receivable from Miracle Entertainment, Inc.

As of December 31, 2003, Miracle Entertainment, Inc. owed the Company, $66,317. This amount was considered a short-term loan, non-interest bearing and unsecured. During June 2004, the Company executed a secured promissory note with Miracle Entertainment Inc. The repayment terms call for two equal payments of $25,000. The first payment is due April 15, 2005. The second payment is due December 15, 2005. The promissory note is non-interest bearing and is secured by 5,000,000 shares of the Company's stock. On April 15, 2005, Miracle did not make the required payment of $25,000; therefore the Company foreclosed on 2,500,000 shares of its common stock used to secure the loan. On December 15, 2005 the Company foreclosed on the security of 2,500,000 shares of Company common stock held as collateral against the balance of the note of $25,000. As of the December 15, 2005 the market value of the foreclosed upon shares of the Company's stock exceeded the remaining carrying value of the note of $25,000 by $275,000. Therefore, Company recognized a gain in this amount.

Note 4 - Property and Equipment

The cost of property and equipment at December 31, 2004 consisted of the following:


                                            December 31,
                                               2004
                                            ------------

        Computers                           $    3,330
        Automobile                              32,065
        Furniture and fixtures                  10,000
                                            ----------
                                                45,395
        Less accumulated depreciation           (6,242)
                                            ----------

                                            $   39,153
                                            ==========




Depreciation expense for the years ended December 31, 2004 and 2003 was $6,150 and $92, respectively.

Note 5 - Real Estate Investments

In May, 2003 the Company entered into agreements for the acquisition of two private companies, Myrob Properties, Inc., a California corporation, and East Mojave Corporation, a Nevada corporation. The assets acquired with these two private companies consisted of real estate located in California and Arizona. The other assets and liabilities of these private companies were insignificant. In connection with these transactions, the Company issued a total of 36,000,000 shares of common stock to acquire these two private companies. The Company has valued the real estate assets acquired in these transactions at the value of the 36,000,000 shares of the Company's common stock on the transaction date of $0.02 per share or $720,000. During the year

Film and Music Entertainment, Inc. and Subsidiaries Notes to
Consolidated Financial Statements For the Years Ended December
31, 2004 and 2003

ended December 31, 2004, the Company purchased the un-owned percentage of a parcel previously owned for $337,048.

On November 16, 2004, the Company settled a dispute with a stockholder whereby the stockholder agreed to surrender to the Company 13,500,000 shares of the Company's common stock owned by the stockholder and the Company agreed to give up any rights it has in certain real estate located in Riverside, California that the Company has recorded on its books at $290,657. During the fourth quarter of 2004, the Company removed the real estate investment of $290,657 from its books and canceled 13,500,000 shares of its common stock valued at $0.03 per share or $405,000. The Company recognized a gain of $114,343 as a result of this settlement. On February 3, 2005, the Company entered into an agreement with a stockholder whereby the stockholder agreed to surrender to Company 15,750,000 shares of the Company's common stock owned by the stockholder and the Company agreed to give up any rights to a hypothecated money interest relating to certain real estate located in Cochise County, Arizona that the Company owned and had recorded on its books at $264,000. The Company removed the real estate investment of $264,000 from its books and canceled 15,750,000 shares of its common stock valued at $0.03 per share or $472,500. The Company recognized a gain of $208,500 as a result of this transaction.

Note 6 - Impairment of Investment

In May 2004, the Company entered into an agreement with Nicholas Cowan of London, who agreed to open a new company having exclusive rights to the music download platform called "SMS downloads". The Company will get 50% of issued share capital in the new company. The Company loaned $96,280 to the new company and recorded the same as an investment. On December 31, 2004, the Company evaluated its investment according to FASB 144 and recognized an impairment loss equal to the book value of the asset amounting $96,280 since the recovery of the investment appears doubtful.

Note 7 - Stockholders' Equity

Common stock
------------

During the year ended December 31, 2003, the Company has the following transactions in its common stock:

* issued 7,078,689 share of its common stock for services valued at $116,584. The value was determined based on the market price of the Company's stock at the date of grant;
* issued 1,347,364 shares of its common stock for the conversion of a note payable and convertible debentures totaling $271,435;
* issued 544,120 shares of its common stock for accrued interest and financing costs totaling $72,651;
* issued 3,235,000 shares of its common stock for the conversion of accounts payable totaling $389,441;
* issued 36,000,000 shares of its common stock for two private real estate companies that contained real estate investments totaling $720,000. The value was determined based on the market price of the Company's stock at the date of acquisition;
* issued 3,575,000 share of its common stock for the exercise of stock options. The exercise price was paid by reducing accrued expenses by $1,788;
* issued 3,000,000 shares of its common stock for the exercise of stock options. The exercise price was paid for consulting services valued at $30,000;
* issued 18,347,175 shares of its common stock for all the issued and outstanding share of Celebration Production, Inc. The value of $2,752,076 was based on the market price of the Company's stock at the transaction date; and

Film and Music Entertainment, Inc. and Subsidiaries Notes to
Consolidated Financial Statements For the Years Ended December
31, 2004 and 2003

* issued 1,800,000 shares of its common stock for film costs. The value of $75,000 was based on the market price of the Company's stock at the transaction date.

During the year ended December 31, 2004, the Company has the following transactions in its common stock:

* issued 50,000,000 share of its common stock for cash in the amount of $5,000,000;
* issued 4,900,000 share of its common stock for the exercise of stock options. The exercise price was paid by reducing accrued expenses by $2,450;
* issued 125,000 share of its common stock for the exercise of stock options. The exercise price was paid in cash in the amount of $1,250;
* issued 90,000 shares of its common stock for services rendered valued at $3,700; and
* canceled 13,500,000 shares of its common stock valued at $405,000 for a certain parcel of real estate.

Options
-------

The following table summarizes the options outstanding:


                                                               Weighted
                                                                Average
                                                               Exercise
                                               Options           Price
                                              ----------      -----------
        Balance, December 31, 2002                     -      $         -
        Granted                               93,007,000      $    0.0071
        Exercised                             (6,575,000)     $    0.0048
        Balance, December 31, 2003            86,432,000      $    0.0072
        Exercised                             (5,025,000)     $    0.0007
        Balance, December 31, 2004            81,407,000      $    0.0077
        Exercisable, December 31, 2004        38,407,000      $    0.0077



The weighted average remaining contractual life of options outstanding is 2.71 years at December 31, 2004. The exercise price for the options outstanding at December 31, 2004 were as follows:

Film and Music Entertainment, Inc. and Subsidiaries Notes to
Consolidated Financial Statements For the Years Ended December
31, 2004 and 2003


        Number of        Exercise
         Options           Price
        ----------       ---------

        20,125,000       $  0.0005
        61,282,000       $  0.0100
        ----------
        81,407,000
        ==========




Compensation expense was recognized as a result of the issuance of stock options issued to employees of the Company of $10,475,130 for the year ended December 31, 2003.

For options granted during the year ended December 31, 2003 where the exercise price was less than the stock price at the date of the grant, the weighted-average fair value of such options was $0.1388 and the weighted-average exercise price of such options was $0.0071. No options were granted during the year ended December 31, 2003, where the exercise price was greater than the stock price at the date of the grant or the exercise price was equal to the stock price at the date of grant. There were no options issued during the year ended December 31, 2004.

Note 8 - Commitments and Contingencies

Litigation
----------

In the ordinary course of business, the Company is generally subject to claims, complaints, and legal actions. At December 31, 2004, management believes that the Company is not a party to any action which would have a material impact on its financial condition, operations, or cash flows.

Miracle Entertainment, Inc. et. al v. Filmstar Releasing
Corporation et. al., Los Angeles Superior Court, Case No.
BC302233:

This is a complaint for unlawful conversion, breach of contract and fraud, commenced in September, 2003 by Miracle Entertainment, Inc., a company of which John Daly was Chairman, against a firm and several individuals who had previously contracted to raise funds for productions sponsored by Miracle Entertainment. A counter-claim was filed by the defendants in March, 2004, adding the Company as a defendant.

On May 2, 2005 a confidential Settlement Agreement and Mutual
Release was executed between the Company and remaining litigants on terms acceptable to all the parties resulting in no liability and complete release of claims against the company.

Carol Lefko v. Film and Music Entertainment, Inc., Celebration
Pictures, Inc., John Daly and Peter Beale, Los Angeles Superior
Court, Case No. BC318753.

Film and Music Entertainment, Inc. and Subsidiaries Notes to
Consolidated Financial Statements For the Years Ended December
31, 2004 and 2003

This is a complaint for breach of an alleged oral agreement commenced July 20, 2004 between the plaintiff and the defendants whereby the plaintiff would provide services as casting director of a film to be called "Host" and produced by Celebration Productions, Inc. which was added as a party to this lawsuit by amendment in February 2005. The plaintiff alleges that she performed the services but was not paid and is owed $12,000 for breach of contract plus $60,000 for "waiting time." The defendants have answered denying any liability, that no contract existed and that no services could have been rendered to the Company since the film never went into pre-production. The Company is informed and believes that Kevin Lewis and Peter Beale, in their individual capacity, were to be co-producers of the film "Host." Mr. Lewis was also to be the director of the film and that any agreement with plaintiff is between plaintiff and Mr. Lewis. The Company maintains that no contract exists between Ms. Lefko and either FAME or Celebration or both. The Company maintains that Ms. Lefko has never been employed by any of these entities, as indicated by Company records and that neither the Company nor Celebration Pictures, Inc. ever hired any casting director.

All the Defendants except Beale filed their general denial with affirmative defenses on September 1, 2004. Film And Music responded to plaintiff's first set of written discovery. The trial took place on July 13 and 14, 2005 and the court denied any liability on the part of the defendants to the plaintiff. The Company does not expect Ms. Lefko to appeal.

Sunset Towers Partnership v. First Miracle Group. Los Angeles
Superior Court, Case No. SC072450.

This is a motion to amend a judgment entered against First Miracle Group by its former landlord in the amount of $300,000 to include Celebration Productions, Inc. and Film and Music Entertainment, Inc. Sunset Towers is claiming that Celebration and the Company are in fact successors in interest of Miracle Entertainment, Inc. and are therefore liable for the judgment.

The Company and Celebration have filed an opposition to the motion denying any theory that the Company and/or Celebration are successors-in-interest of First Miracle Group and/or Miracle Entertainment, Inc. in as much as only a portion of Miracle's assets were acquired by the Company and fair consideration in the amount of $3,000,000 worth of the Company's stock; that the Company and Miracle are separate, distinct publicly traded companies, with separate shareholders, boards, officers and businesses with the single exception that Mr. Daly was at the time of acquisition a Board member and officer of both companies; that neither the Company or Celebration had the opportunity to defend the litigation from which the judgment derived; and that neither the Company nor Celebration expressly assumed the liability of Miracles obligation under the judgment.

The motion was heard on May 17, 2005 and the Court denied the plaintiff's motion, finding on the evidence presented that Miracle Entertainment did not transfer all of its assets to the Company and that the Company was not the successor-in-interest of Miracle. On July 8, 2005 Sunset Towers filed a motion to appeal. The Company has no reason to believe an appeal will overturn the earlier findings in its favor.

Film and Music Entertainment, Inc. and Subsidiaries Notes to
Consolidated Financial Statements For the Years Ended December
31, 2004 and 2003

Leases
------

The Company leases its corporate office under a non-cancelable operating lease that expires the end of February 2006.

Future minimum lease payments applicable to non-cancelable operating leases as of December 31, 2004, are as follows:


                                        Operating
                                          Leases
                                        ----------
        Year ending December 31,
                      2005                85,404
                      2006                15,569
                                      ----------

        Net Minimum Lease Payments    $  100,973
                                      ==========




The Company incurred rent expense of $76,129 and $20,206 for the years ended December 31, 2004 and 2003, respectively.

Note 9 - Income Taxes

No provision was made for federal income tax since the Company has significant net operating loss. Through December 31, 2004, the Company incurred net operating losses for tax purposes of approximately $2,200,000. The net operating loss carry forwards may be used to reduce taxable income through the year 2024. The availability of the Company's net operating loss carryforwards are subject to limitation if there is a 50% or more positive change in the ownership of the Company's stock. The provision for income taxes consists of the state minimum tax imposed on corporations.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of December 31, 2004 are as follows:

                                          Deferred tax assets:
         Federal net operating loss       $       815,313
         State net operating loss                  73,144
                                          ---------------
        Total deferred tax assets                 888,457
         Less valuation allowance                (888,457)
                                          ---------------

                                          $            --
                                          ===============




The valuation allowance increased by $373,457 and $100,000 during 2004 and 2003, respectively. The Company has provided a 100% valuation allowance on the deferred tax assets at December 31,

Film and Music Entertainment, Inc. and Subsidiaries Notes to
Consolidated Financial Statements For the Years Ended December
31, 2004 and 2003

2004 to reduce such asset to zero, since there is no assurance that the Company will generate future taxable income to utilize such asset. Management will review this valuation allowance requirement periodically and make adjustments as warranted.

The reconciliation of the effective income tax rate to the federal statutory rate for the years ended December 31, 2004 and 2003 is as follows:



                                          2004         2003
                                        ---------    ---------
Federal income tax rate                  (34.0%)      (34.0%)
State tax, net of federal benefit         (6.0%)       (6.0%)
Value of below market options/warrants     0.0%        39.1%
Increase in valuation allowance           40.0%        0.09%
                                        ---------    ---------

Effective income tax rate                  0.0%         0.0%
                                        =========    =========



Note 10 - Subsequent Events

On April 15, 2005, Miracle Entertainment, Inc. did not make the required $25,000 payment on a loan receivable so the Company canceled 2,500,000 shares of its common stock that were owned by Miracle and used to secure the loan. Since the value of the 2,500,000 shares was greater than the $25,000 payment, the Company recognized a gain of $50,000 on this transaction. On December 15, 2005 the Company foreclosed on the security of 2,500,000 shares of Company common stock held as collateral against the balance of the note of $25,000. As of the December 15, 2005 the market value of the foreclosed upon shares of the Company's stock exceeded the remaining carrying value of the note of $25,000 by $275,000. Therefore, Company recognized a gain in this amount.

On February 3, 2005, the Company entered into an agreement with a stockholder whereby the stockholder agreed to surrender to Company 15,750,000 shares of the Company's common stock owned by the stockholder and the Company agreed to give up any rights to a hypothecated money interest relating to certain real estate located in Cochise County, Arizona that the Company owned and had recorded on its books at $264,000. The Company removed the real estate investment of $264,000 from its books and canceled 15,750,000 shares of its common stock valued at $0.03 per share or $472,500. The Company recognized a gain of $208,500 as a result of this transaction.

Film and Music Entertainment, Inc. and Subsidiaries Consolidated
Financial Statements Nine Months Ended September 30, 2005 and 2004
                           (Unaudited)



                           Contents                                 Page



           Consolidated Balance Sheet as of September 30, 2005
           (unaudited)                                              F-22

           Consolidated Statements of Operations for the three
           and nine months ended September 30, 2005  and  2004
           (unaudited)                                              F-23

           Consolidated Statement of Stockholders' Equity for
           the nine months ended September 30, 2005 (unaudited)     F-24

           Consolidated Statements of Cash Flows for the nine
           months ended September 30, 2005 and 2004 (unaudited)     F-25

           Notes to Consolidated Financial Statements (unaudited)   F-26

       Film and Music Entertainment, Inc. and Subsidiaries

                     Consolidated Balance Sheet

                                                                September
                                                                 30, 2005
                                                                ---------
                                                               (unaudited)
                              ASSETS

CURRENT ASSETS

  Cash and cash equivalents                                 $    502,474
  Restricted cash                                                 40,518
  Loan receivable from Miracle Entertainment, Inc.                25,000
  Other current assets (including amounts due from
     related party of $17,797)                                   190,067
  Investment in equity securities                              1,840,710

                                                            ------------
TOTAL CURRENT ASSETS                                           2,598,769

PROPERTY AND EQUIPMENT, net of accumulated
   depreciation of $15,307                                        82,768
REAL ESTATE INVESTMENTS                                          430,000
FILM COSTS                                                       476,146
                                                            ------------
TOTAL ASSETS                                                $  3,587,683
                                                            ============

                   LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable                                          $     59,859
   Accrued expenses (including amounts due from related
      party of $2,848)                                            68,040
   Production advances                                             6,924

                                                            ------------
TOTAL CURRENT LIABILITIES                                        134,823
                                                            ------------

COMMITMENT AND CONTINGENCIES (Note 8)                                  -

STOCKHOLDER'S EQUITY
   Common stock, $0.001 par value; 250,000,000 shares
     authorized; 125,170,398 shares issued and outstanding       125,170
   Additional paid-in capital                                 21,066,142
   Accumulated deficit                                       (17,738,452)

                                                            ------------
TOTAL STOCKHOLDERS' EQUITY                                     3,452,860
                                                            ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                  $  3,587,683
                                                            ============





       The accompanying notes are an integral part of these unaudited consolidated financial statements.

          Film and Music Entertainment, Inc. and Subsidiaries

               Consolidated Statements of Operations



                                                      Three Months Ended                Nine Months Ended
                                                 ----------------------------      ---------------------------
                                                   September      September        September       September
                                                   30, 2005       30, 2004         30, 2005        30, 2004
                                                 ------------    -----------      -----------     -----------
                                                  (unaudited)    (unaudited)      (unaudited)     (unaudited)

REVENUE                                          $          -   $         -    $    162,024    $          -

OPERATING EXPENSES
  Production costs                                          -        26,417               -          90,599
  Advertising costs                                   108,366             -         279,845           8,937
  Compensation expense                                 92,672       130,982         249,275         206,814
  Consulting expense                                   16,241         2,000          39,875          28,920
  General and administrative expenses                 137,087        85,769         406,241         289,560

                                                 ------------   -----------    -------------   -------------
TOTAL OPERATING EXPENSES                              354,366       245,168         975,236         624,830
                                                 ------------   -----------    -------------   -------------

LOSS FROM OPERATIONS                                 (354,366)     (245,168)       (813,212)       (624,830)
                                                 ------------   -----------    -------------   -------------
OTHER INCOME (EXPENSE)
  Other income                                          8,999         5,000           9,184          10,000
  Investment income                                     6,921        11,079          17,125          13,170
  Unrealized loss on marketable equity
     securities                                       166,942             -         145,537               -
  Realized loss on sale of marketable
     equity securities                                (33,636)            -         (62,852)              -
  Gain on foreclosure of note receivable -                  -             -          50,000
  Gain on disposition of real estate                        -             -         208,500               -
                                                 ------------   -----------    -------------   -------------
TOTAL OTHER INCOME (EXPENSE)                          149,226        16,079         367,494          23,170
                                                 ------------   -----------    -------------   -------------

LOSS BEFORE PROVISION FOR INCOME TAXES               (205,140)     (229,089)       (445,718)       (601,660)

PROVISION FOR INCOME TAXES                                  -             -               -               -
                                                 ------------   -----------    ------------    ------------

NET LOSS                                         $   (205,140)  $  (229,089)   $   (445,718)   $   (601,660)
                                                 ============   ===========    ============    ============

NET LOSS PER SHARE - BASIC AND DILUTED           $      (0.00)  $     (0.00)   $      (0.00)   $      (0.00)
                                                 ============   ===========    ============    ============
WEIGHTED AVERAGE SHARES OUTSTANDING -
  BASIC AND DILUTED                               125,170,398   151,957,898     126,810,142     128,322,141
                                                 ============   ===========    ============    ============


       The accompanying notes are an integral part of these unaudited consolidated financial statements.

           Film and Music Entertainment, Inc. and Subsidiaries

            Consolidated Statement of Stockholders' Equity

                               (unaudited)



                                                                              Additional                    Total
                                                          Common Stock        Paid- in      Accumulated   Stockholders'
                                                       Shares       Amount      Capital       Deficit        Equity
                                                    -----------   ---------   -----------    ----------    ----------
Balance, December 31, 2004                          140,970,398     140,970    21,596,617   (17,292,734)    4,444,853

Issuance of common stock for exercise of options      2,450,000       2,450        (1,225)                      1,225
Shares canceled in connection with non-payment on
   note receivable                                   (2,500,000)     (2,500)      (72,500)                    (75,000)
Shares canceled in connection with transfer of
   real estate investment to former owner           (15,750,000)    (15,750)     (456,750)                   (472,500)
Net loss                                                      -           -             -      (445,718)     (445,718)
                                                    -----------   ---------   -----------    ----------    ----------
Balance, June 30, 2005                              125,170,398   $ 125,170  $ 21,066,142  $(17,738,452)  $ 3,452,860
                                                    ===========   =========  ============  ============   ===========








       The accompanying notes are an integral part of these unaudited consolidated financial statements.

          Film and Music Entertainment, Inc. and Subsidiaries

                Consolidated Statements of Cash Flows

                                                                 Nine Months Ended
                                                           ---------------------------
                                                             September       September
                                                             30, 2005        30, 2004
                                                           -----------     -----------
                                                           (unaudited)     (unaudited)
CASH FLOW FROM OPERATING ACTIVITIES:
  Net loss                                                 $  (445,718)    $  (601,660)
  Adjustment to reconcile net loss to net cash
    used in operating activities:
          Depreciation expense                                   9,065           3,769
      Common stock issued for services                               -           3,700
      Unrealized loss on marketable equity securities         (145,537)              -
      Gain on disposition of real estate                      (208,500)              -
      Gain on foreclosure of note receivable                   (50,000)              -
      Purchase of marketable equity securities              (2,895,862)              -
      Sale of marketable securities                          1,860,638               -
   Changes in operating assets and liabilities:
      Other current assets                                    (181,633)        (23,891)
      Film costs                                              (401,146)              -
      Accounts payable                                         (24,629)         18,804
      Accrued expenses                                        (105,784)        147,239
      Production advances                                      (35,398)         12,123
                                                           -----------     -----------
Net cash used in operating activities                       (2,624,504)       (439,916)
                                                           -----------     -----------
CASH FLOW FROM INVESTING ACTIVITIES:
  Purchase of property and equipment                           (52,680)        (32,065)
  Increase in restricted cash                                        -         (40,518)
  Investment in SMS Musicmaker Ltd.                                  -         (48,909)
  Purchase of real estate                                            -        (373,001)
                                                           -----------     -----------
Net cash used in investing activities                          (52,680)       (494,493)
                                                           -----------     -----------
CASH FLOW FROM FINANCING ACTIVITIES:
  Proceeds received from Miracle Entertainment                       -           6,347
  Proceeds from sale of common stock                                 -       5,000,000
  Proceeds from exercise of options                                  -             625
                                                           -----------     -----------
Net cash provided by financing activities                            -       5,006,972
                                                           -----------     -----------
NET INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                          (2,677,184)      4,072,563

CASH AND CASH EQUIVALENTS, Beginning of period               3,179,658         112,079
                                                           -----------     -----------

CASH AND CASH EQUIVALENTS, End of period                   $   502,474     $ 4,184,642
                                                           ===========     ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOWS INFORMATION:

  Interest paid                                            $     2,217     $         -
                                                           ===========     ===========
  Income taxes paid                                        $         -     $         -
                                                           ===========     ===========



       The accompanying notes are an integral part of these unaudited consolidated financial statements.

         FILM AND MUSIC ENTERTAINMENT, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            (UNAUDITED)


Note 1 - Basis of Presentation


The unaudited consolidated financial statements have been prepared by Film and Music Entertainment, Inc. (the "Company"),
pursuant to the rules and regulations of the Securities and Exchange Commission. The information furnished herein reflects all adjustments (consisting of normal recurring accruals and adjustments) which are, in the opinion of management, necessary to fairly present the operating results for the respective periods. Certain information and footnote disclosures normally present in annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been omitted pursuant to such rules and regulations. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and footnotes for the year ended December 31, 2004 included in the Company's Annual Report on Form 10SB. The results of the nine months ended September 30, 2005 are not necessarily indicative of the results to be expected for the full year ending December 31, 2005.

Stock Options
-------------

SFAS No. 123, "Accounting for Stock-Based Compensation," establishes and encourages the use of the fair value based method of accounting for stock-based compensation arrangements under which compensation cost is determined using the fair value of stock-based compensation determined as of the date of grant and is recognized over the periods in which the related services are rendered. The statement also permits companies to elect to continue using the current intrinsic value accounting method specified in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," to account for stock-based compensation. The Company has elected to use the intrinsic value based method and has disclosed the pro forma effect of using the fair value based method to account for its stock-based compensation issued to employees. For options granted to employees where the exercise price is less than the fair value of the stock at the date of grant, the Company recognizes an expense in accordance with APB 25. For non-employee stock based compensation the Company recognizes an expense in accordance with SFAS No. 123 and values the equity securities based on the fair value of the security on the date of grant. For stock-based awards the value is based on the market value for the stock on the date of grant and if the stock has restrictions as to transferability a discount is provided for lack of tradability. Stock option awards are valued using the Black-Scholes option-pricing model.

The pro forma information regarding the effects on operations that is required by SFAS 123 and SFAS 148 are not presented since there is no pro forma expense to be shown for the three and nine months ended September 30, 2005 and 2004.

Note 2 - Loss Per Share

The Company reports earnings (loss) per share in accordance with SFAS No. 128, "Earnings per Share." Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares available. Diluted earnings (loss) per share is computed similar to basic earnings (loss) per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. Diluted earnings (loss) per share has not been presented since the effect of the assumed conversion of options and warrants to purchase common shares would have an anti-dilutive effect. At September 30, 2005 there were 79,957,000 options outstanding that have been excluded from the computation of diluted net loss per share because the effect would have been anti-dilutive.

         FILM AND MUSIC ENTERTAINMENT, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              (UNAUDITED)


Note 3 -  Investments in Marketable Equity Securities

The Company invests some of its excess cash in marketable equity securities. The marketable equity securities comprise of common stock of publicly traded companies. These investments are classified as trading securities as they are held principally for the purpose of selling in the near term. They are reported at fair value with unrealized gains and losses included in earnings. The fair value is determined by using the securities quoted market price as obtained from stock exchanges on which each securities trades.

Investment  income,  principally  dividends,  is  recorded   when
earned. Realized capital gains and losses are calculated based on
the   cost  of  securities  sold,  which  is  determined  by  the
"identified cost" method.

The unrealized gains/(losses) in the Company's portfolio of marketable equity securities as of September 30, 2005 is as follows:

               Historical costs basis          $   1,707,343
               Unrealized gains                      303,747
               Unrealized losses                    (170,380)
                                               -------------
               Fair value                      $   1,840,710
                                               =============

Note 4 - Loan Receivable from Miracle Entertainment, Inc.

As  of  December 31, 2003, Miracle Entertainment, Inc.  owed  the
Company,  $66,317. This amount        was considered a short-term
loan, non-interest bearing and unsecured. During June 2004, the Company executed a secured promissory note with Miracle Entertainment Inc. The repayment terms call for two equal payments of $25,000. The first payment is due April 15, 2005. The second payment is due December 15, 2005. The promissory note is non-interest bearing and is secured by 5,000,000 shares of the Company's stock. On April 15, 2005, Miracle did not make the required payment of $25,000; therefore the Company foreclosed on 2,500,000 shares of its common stock used to secure the loan. As a result of this foreclosure, the Company recognized a gain of $50,000 since the value of the 2,500,000 shares exceeded the required payment by $50,000. As of the September 30, 2005 the market value of the remaining shares of the Company's stock exceeded the remaining carrying value of the note of $25,000. Therefore, no write down of the note was deemed necessary.

Note 5 - Property and Equipment

The  cost  of  property  and  equipment  at  September  30,  2005 consisted of the following:


                                                    September 30,
                                                        2005

         Computers                                   $    3,330
         Automobile                                      61,197
         Furniture and fixtures                          33,548
                                                     ----------
                                                         98,075
         Less accumulated depreciation                  (15,307)
                                                     ----------
                                                     $   82,768
                                                     ==========

         FILM AND MUSIC ENTERTAINMENT, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              (UNAUDITED)


Depreciation expense for the nine months ended September 30, 2005 and 2004 was $9,065 and $3,769, respectively.

Note 6 - Real Estate Investments

On February 3, 2005, the Company entered into an agreement with a stockholder whereby the stockholder agreed to surrender to Company 15,750,000 shares of the Company's common stock owned by the stockholder and the Company agreed to give up any rights to a hypothecated money interest relating to certain real estate located in Cochise County, Arizona that the Company has recorded on its books at $264,000. The Company removed the real estate investment of $264,000 from its books and canceled 15,750,000 shares of its common stock valued at $0.03 per share or $472,500. The Company recognized a gain of $208,500 as a result of this transaction.

Note 7 - Stockholders' Equity

Common stock
------------

During the nine months ended September 30, 2005, the Company has the following transactions in its common stock:

    *  canceled 15,750,000 shares of its common stock valued  at
       $472,500 for a certain parcel of real estate;
    *  issued 2,450,000 share of its common stock for the
exercise
       of stock options.  The exercise price was paid by reducing accrued expenses by $1,225; and
    *  canceled 2,500,000 shares of common stock valued at
$75,000
       that was used to secure a loan receivable.

Note 8 - Commitments and Contingencies

Litigation
----------

In the ordinary course of business, the Company is generally subject to claims, complaints, and legal actions. At September 30, 2005, management believes that the Company is not a party to any action which would have a material impact on its financial condition, operations, or cash flows.

Miracle   Entertainment,  Inc.  et.  al  v.  Filmstar   Releasing
Corporation  et.  al.,  Los  Angeles  Superior  Court,  Case  No.
BC302233:

This is a complaint for unlawful conversion, breach of contract and fraud, commenced in September, 2003 by Miracle Entertainment, Inc., a company of which John Daly was Chairman, against a firm and several individuals who had previously contracted to raise funds for productions sponsored by Miracle Entertainment. A counter-claim was filed by the defendants in March, 2004, adding the Company as a defendant.

On  May  2,  2005 a confidential Settlement Agreement and  Mutual
Release was executed between the Company and remaining litigants on terms acceptable to all the parties resulting in no liability and complete release of claims against the company.


Carol  Lefko  v. Film and Music Entertainment, Inc.,  Celebration
Pictures,  Inc., John Daly and Peter Beale, Los Angeles  Superior
Court, Case No. BC318753.

         FILM AND MUSIC ENTERTAINMENT, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              (UNAUDITED)

This is a complaint for breach of an alleged oral agreement commenced July 20, 2004 between the plaintiff and the defendants whereby the plaintiff would provide services as casting director of a film to be called "Host" and produced by Celebration Productions, Inc. which was added as a party to this lawsuit by amendment in February 2005. The plaintiff alleges that she performed the services but was not paid and is owed $12,000 for breach of contract plus $60,000 for "waiting time." The defendants have answered denying any liability, that no contract existed and that no services could have been rendered to the
Company since the film never went into pre-production. The Company is informed and believes that Kevin Lewis and Peter Beale, in their individual capacity, were to be co-producers of the film "Host." Mr. Lewis was also to be the director of the film and that any agreement with plaintiff is between plaintiff and Mr. Lewis. The Company maintains that no contract exists between Ms. Lefko and either FAME or Celebration or both. The Company maintains that Ms. Lefko has never been employed by any of these entities, as indicated by Company records and that neither the Company nor Celebration Pictures, Inc. ever hired any casting director.

All the Defendants except Beale filed their general denial with affirmative defenses on September 1, 2004. Film And Music responded to plaintiff's first set of written discovery. The trial took place on July 13 and 14, 2005 and the court denied any liability on the part of the defendants to the plaintiff. The Company does not expect Ms. Lefko to appeal.


Sunset  Towers  Partnership v. First Miracle Group.  Los  Angeles
Superior  Court, Case No. SC072450.

This is a motion to amend a judgment entered against First Miracle Group by its former landlord in the amount of $300,000 to include Celebration Productions, Inc. and Film and Music Entertainment, Inc. Sunset Towers is claiming that Celebration and the Company are in fact successors in interest of Miracle Entertainment, Inc. and are therefore liable for the judgment.

The Company and Celebration have filed an opposition to the motion denying any theory that the Company and/or Celebration are successors-in-interest of First Miracle Group and/or Miracle Entertainment, Inc. in as much as only a portion of Miracle's assets were acquired by the Company and fair consideration in the amount of $3,000,000 worth of the Company's stock; that the Company and Miracle are separate, distinct publicly traded companies, with separate shareholders, boards, officers and businesses with the single exception that Mr. Daly was at the time of acquisition a Board member and officer of both companies; that neither the Company or Celebration had the opportunity to defend the litigation from which the judgment derived; and that neither the Company nor Celebration expressly assumed the liability of Miracles obligation under the judgment.

The motion was heard on May 17, 2005 and the Court denied the plaintiff's motion, finding on the evidence presented that Miracle Entertainment did not transfer all of its assets to the Company and that the Company was not the successor-in-interest of Miracle. On July 8, 2005 Sunset Towers filed a motion to appeal. The Company has no reason to believe an appeal will overturn the earlier findings in its favor.


Note 8 - Subsequent Events
--------------------------

The Company executed a Letter of Intent in January 2006 with 100% Entertainment and Red Hot Entertainment to produce low budget Science Fiction films in High Definition. The Letter calls for the Company to arrange 50% of the budget of the features for which the Company shall receive distribution fees world-wide along with 50% of the profits. The Company shall have mutual script and cast approval and in addition to the first feature, the Company has the option to co-produce an additional 10 films over four years.

         FILM AND MUSIC ENTERTAINMENT, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              (UNAUDITED)

On December 15, 2005 the Company foreclosed on the security of 2,500,000 shares of the Company's common stock held as collateral against the balance of the note of $25,000. As of the December 15, 2005 the market value of the foreclosed upon shares of the Company's stock exceeded the remaining carrying value of the note of $25,000 by $275,000. Therefore, Company recognized a gain in this amount.

On  November 23, 2005, the Company issued 2,450,000 share of  its
common  stock  for the exercise of stock options.   The  exercise
price was paid by reducing accrued expenses by $1,225.

Exhibit F-1.1
                               Certification
                               -------------

I, John Daly, Chief Executive Officer of Film and Music
Entertainment, Inc. certify that:

1. I have reviewed this filing on Form 10SB-A/2 of Film and Music Entertainment, Inc.

2. Based on my knowledge, this filing does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this filing;

3. Based on my knowledge, the financial statements, and other financial information included in this filing, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this filing;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reports (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)) for the registrant and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this filing is being prepared; and

b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this filing our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this filing based on such evaluation; and

c) disclosed in this filing any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual filing) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and filing financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.



Date:  January 31, 2006



        /S/ John Daly
        ------------------------
        Chief Executive Officer





                              F-35

Exhibit F.1.2
                          Certification
                          -------------

I, Lawrence S. Lotman, acting Chief Financial Officer of Film and
Music Entertainment, Inc., certify that:

1. I have reviewed this filing on Form 10SB-A/2 of Film and Music Entertainment., Inc.;

2. Based on my knowledge, this filing does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this filing;

3. Based on my knowledge, the financial statements, and other financial information included in this filing, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this filing;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and we have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this filing is being prepared; and

b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this filing our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this filing based on such evaluation; and

c) disclosed in this filing any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual filing) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and filing financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.



Date:  January 31, 2006



        /S/ Lawrence S. Lotman
        --------------------------
        Chief Financial Officer





                              F-36
Exhibit F-2.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO
            SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that this filing on Form 10SB-A/2 for the period ended September 30, 2005 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and the information contained in such filing fairly presents, in all material respects, the financial condition and results of operations of the Company.

This 31st day of January, 2006.



/S/ John Daly
--------------------------------------
President and Chief Executive Officer





                              F-37
Exhibit F.2.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO
            SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that this filing on Form 10SB-A/2 for the period ended September, 30, 2005 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and the information contained in such filing fairly presents, in all material respects, the financial condition and results of operations of the Company.

This 31st day of January, 2006.



/S/Lawrence S. Lotman
-------------------------------
Chief Financial Officer





                              F-38

                            PART III

Item 1. Index to Exhibits

Copies of the following documents are filed with this Registration Statement, Form 10-SB, as exhibits:


3.1       Articles of Incorporation*

3.2 Certificate of Amendment of Articles of Incorporation of Imporex Investments, Corp.*

3.3       Certificate of Amendment of Articles of Incorporation of
          DVBS, Inc.*

3.4       Certificate of Amendment of Articles of Incorporation of
          Pervasys, Inc.*

3.5       Bylaws*

10.1      Contracts*

10.1.1 Stock Swap Agreement dated May 21, 2003 for acquisition of Myrob Properties, Inc.*

10.1.2 Stock Swap Agreement dated May 21, 2003 for acquisition of East Mojave Corporation.*

10.1.3 Stock Purchase Agreement dated October 27, 2003 for acquisition of Miracle Productions, Inc.*

10.1.4 Stock Purchase Agreement dated May 4, 2004 for issuance of shares to Lesteron, Ltd.*

10.1.5    John Daly Voting Trust dated May 23, 2003 for
          18,000,000 options.*

10.1.6 Real Estate Purchase Agreement dated September 22, 2003 for Purchase of 1120 Acres of land, San Bernadino County by Myrob Properties, Inc.*

10.1.7    License Agreement dated October 27, 2003 between The
          Company and Western Media Group Corporation for F.E.L.I.X technology.*

10.1.8 Voting Trust dated October 21, 2003, covering options on 18,000,000 shares of Common Stock issued to John Daly.*

10.1.9 Voting Trust dated October 21, 2003, covering options on 25,000,000 shares of Common Stock issued to John Daly.*

10.1.10   Assignment Agreement to Celebration International
          Pictures, Ltd. dated August 23, 2004 of rights to "The
          Aryan Couple."**

10.1.11   Literary Purchase Agreement dated December 23, 2003 for
          "The Harder they Fall."*

10.1.12 Voting Trust dated May 21, 2003 covering 18,000,000 shares of Common Stock issued to Satish Patel.*

10.1.13 Voting Trust dated May 21, 2003 covering 9,000,000 shares of Common Stock issued to Michel Meyer.*

10.1.14 Voting Trust dated May 21, 2003 covering 18,000,000 shares of Common Stock issued to Criscione family trust.*

10.1.15 Voting Trust dated May 23, 2003 covering 1,600,000 shares of Common Stock issued to Lawrence Lotman.*

10.1.16 Voting Trust dated October 31, 2003 covering 10,000,000 shares of Common Stock issued to John Daly.*

10.1.17 Sublease of space, 5670 Wilshire Blvd, Los Angeles, CA dated October 28, 2003.*

10.1.18 Agreement dated October 27, 2003 between the Company and Michael Meyers and Michael Criscione to produce pictures.*

10.1.19   Settlement Agreement dated May 12, 2004 with Miracle
          Entertainment.*

10.1.20 Settlement Agreement dated November 16, 2004 between the Company and Michael Criscione.*

10.1.21   Producer/Distributor Agreement dated June 26, 2003 "At
          First Dawn" (aka "The Garrison").**

10.1.22   Producer/Distributor Agreement dated July 25, 2003
          "Tournament of Dreams".*

10.1.23   Producer/Distributor Agreement dated November 12, 2002
          "Petersburg-Cannes Express".*

10.1.24   Foreign Sales Agreement dated January 25, 2005 "The
          Aryan Couple".**

10.1.25   Distribution Agreement dated January 13, 2005 "Waking
          Up Dead".**

10.1.26   Production and Distribution Agreement dated April 15,
          2005 "Played".**

10.1.27   Settlement Agreement dated February 2, 2005 between the
          Company and Satish Patel.**

10.1.28   Option and Distribution Agreement for "Libertad" dated
          December 20, 2004 between Company and Allied Capital Corp.

10.1.29 Finder's Agreement dated August 8, 2005 between Company and the Shemano Group.

10.1.30 Property Option and Acquisition Agreement dated September 22, 2005 between Celebration Productions and Molto
          Crescendo Ltd and Beryl Jane Hawking for film rights to "Music To Move The Stars"

10.1.31 Option Letter doe "Cheeseheads" between dated August 15, 2005 between Blood and Bones Productions and Kenwood Youmans.

10.1.32 Finance, Co-Production and Distribution Agreement for "The Principal and the Third Grade Teacher" (a/k/a "Moonpie") dated August 1, 2005 between Company and Roundlake Productions Ltd.

10.1.33   Assignment and Assumption Agreement for "Tournament of
          Dreams" dated January 29, 2004 between Company, TOD-1, Inc. and CMX Productions, Inc.

10.1.34   Option and Acquisition Agreement for "Emily" dated
          December 12, 2005 between Company and Mark Clausen and
          Gina Davidson.

10.1.35   C0-production Letter of Intent dated January 13, 2006
          between Company and Red Hot Entertainment and 100%
          Entertainment, Inc.

10.2.1    Employment Agreement dated May 23, 2003 with John Daly.*

10.2.2    Stock Option Agreement dated May 23, 2003 with John Daly.*

10.2.3    Employment Agreement dated May 23, 2003 with Lawrence Lotman.*

10.2.4    Stock Option agreement dated May 23, 2003 with Lawrence Lotman.*

10.2.5    Employment Agreement dated May 23, 2003 with Satish Patel.*

10.2.6    Stock Option agreement dated May 23, 2003 with Michael Meyer.*

10.2.7    Employment Agreement dated May 23, 2003 with Michael Meyer.*

10.2.8    Employment Loanout Agreement dated July 1, 2004 between
          Film & Music Entertainment, Inc. and Red Giants
          Productions, Inc.*

10.2.9    Employment Agreement dated May 23, 2003 with Michael Criscione.*

10.2.10   Code of Ethics, adopted December 15, 2004.**





(*) Previously filed as an exhibit to our Registration Statement on Form 10SB filed on February 14, 2005.

(**) Previously filed as an exhibit to our Registration Statement on Form 10SB/A filed on August 4, 2005.

                           SIGNATURES

In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, Film and Music Entertainment, Inc., has duly caused this Registration Statement On Form 10SB-A/2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, California, on January 31, 2006.

Film and Music Entertainment, Inc., a Nevada corporation



By:  /s/John Daly
     --------------------------------
     John Daly
Its: Chairman, President and CEO